SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2012
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT  •  RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivers strong underlying financial performance in 2011, expects 2012 sales to be in line with 2011

•	Fourth quarter sales rose 5% while core1 operating income grew 17% in constant currencies (cc); full year sales up 12% cc and core operating income up 16% cc

o	Net sales increased 4% (+5% cc) to USD 14.8 billion; full year up 16% (+12% cc) to USD 58.6 billion

o
Core operating income grew 12% (+17% cc) to USD 3.6 billion in the fourth quarter; full year up 14% (+16% cc) to USD 15.9 billion; core margin of 24.0% up 2.7 percentage points in cc; full year core margin of 27.2% up 1.1 percentage points in cc

o	Core EPS advanced 8% to USD 1.23 (+13% cc) from USD 1.14 in the previous-year quarter; full year core EPS up by 8% (+11% cc) to USD 5.57

o
Operating income declined 47% (-38% cc) in the quarter and 5% (+1% cc) for the full year, driven by fourth quarter net exceptional charges totaling USD 1.5 billion; EPS declined 48%  (-40% cc) in the quarter and 11% (-5% cc) for the full year

o	Free cash flow of USD 3.9 billion; full year free cash flow of USD 12.5 billion

o	Dividend of CHF 2.25 per share proposed for 2011; 15th consecutive increase

•	Diversified healthcare portfolio and industry-leading pipeline expected to enhance our ability to sustain growth through patent expirations

o	Alcon, world leader in eye care, fully integrated as second largest division in Novartis Group portfolio

o	Portfolio rejuvenation continues to gain momentum with Group recently launched products growing 38% and contributing 25% (USD 14.4 billion) of 2011 net sales

o	Strong Pharmaceuticals pipeline results with 15 approvals in the US, EU and Japan in 2011; worldwide filings underway for Afinitor in breast cancer

•	Outlook 2012: Novartis expects sales to be in line with 2011 despite Diovan patent expiry and Tekturna/Rasilez decline; core operating income margin (cc) expected to be slightly below 2011

Key figures
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 781	14 199	4	5	58 566	50 624	16	12
Operating income	1 317	2 467	-47	-38	10 998	11 526	-5	1
Net income	1 210	2 265	-47	-37	9 245	9 969	-7	-2
EPS (USD)	0.49	0.95	-48	-40	3.83	4.28	-11	-5
Free cash flow	3 909	4 180	-6		12 503	12 346	1
Core1
Operating income	3 550	3 166	12	17	15 909	14 006	14	16
Net income	3 011	2 803	7	12	13 490	12 029	12	15
EPS (USD)	1.23	1.14	8	13	5.57	5.15	8	11

1 See page 52 for further information and definition of core results
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, January 25, 2012 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis achieved solid sales growth and strong operating leverage in the fourth quarter and for the year as a whole. We maintained our innovation momentum this year, achieving 15 key approvals and expanding our already robust pipeline. We also improved core margins through targeted productivity initiatives. However, we experienced some disappointments in the fourth quarter, with Tekturna/Rasilez and with the need to improve our quality standards at some manufacturing sites. We are committed to ensuring one single high quality standard across Novartis and will invest the necessary resources to achieve this goal in all divisions. Novartis is well positioned as we face the expected patent expirations and will continue discovering new treatments to improve the health of patients across the globe.”

GROUP REVIEW

Fourth quarter

Strong net sales growth driven by recently launched products
Net sales rose 4% (+5% cc) to USD 14.8 billion in the fourth quarter. The strengthening of the US dollar against most major currencies negatively impacted sales by 1 percentage point.

Our portfolio rejuvenation continued to drive overall growth for the Group, as recently launched products sales grew 30% (USD) over the previous-year quarter to USD 3.7 billion. These products contributed 25% (USD) of Group net sales, up from 20% in the year-ago period.

Pharmaceuticals net sales grew 4% (+5% cc) to USD 8.3 billion, driven by 10 percentage points of volume growth, partly offset by generic entries and product divestments, which had a negative impact of 5 percentage points. Alcon net sales of USD 2.4 billion rose 6% (+7% cc) on a pro forma basis, while Sandoz net sales declined 5% (-4% cc) to USD 2.3 billion due to additional competition to enoxaparin. Vaccines and Diagnostics net sales expanded 86% (+86% cc) to USD 671 million. Consumer Health – which comprises OTC and Animal Health – was down 7% (-6% cc) at USD 1.1 billion due to OTC product return provisions, following the temporary suspension of production at one of the US Consumer Health sites.

Operating income was down 47% (-38% cc) to USD 1.3 billion. Exceptional income and expense in the fourth quarter amounted to a net USD 1.5 billion expense compared to USD 397 million expense in the prior year. The strengthening of the US dollar, combined with the already strong Swiss franc, resulted in a negative currency impact of 9 percentage points.

The net exceptional charge of USD 1.5 billion (2010 USD 397 million) comprised charges of USD 1.7 billion (2010 USD 789 million) offset by exceptional income of USD 186 million (2010 USD 392 million mainly related to the Enablex® divestment). Exceptional charges included: USD 903 million for Tekturna/Rasilez, USD 163 million related to the discontinuation of the PRT128 (elinogrel) and SMC021 (oral calcitonin) development programs, a charge of USD 115 million related to the temporary suspension of production at one of our US Consumer Health sites, Alcon integration charges of USD 61 million, and restructuring costs of USD 288 million. Exceptional income includes a USD 106 million reduction of a contingent consideration obligation in Sandoz. Amortization of intangible assets amounted to USD 742 million compared to USD 302 million in 2010 mainly as a result of the Alcon acquisition.

Core operating income grew strongly ahead of sales
Core operating income, which excludes the exceptional items identified above together with amortization of intangible assets, increased by 12% (+17% cc) to USD 3.6 billion. Core operating income margin in constant currencies increased by 2.7 percentage points. However, this improvement was offset by a negative currency impact of 1.0 percentage point, resulting in a net increase in core operating income margin of 1.7 percentage points to 24.0% of net sales.

Net income decreased 47% (-37% cc), in line with the decline in operating income. EPS declined 48% (-40% cc) at a slightly higher rate than net income as a result of the increase in issued shares following the Alcon merger, partially offset by a lower impact from non-controlling interests.

Core net income grew 7% (+12% cc) below the rate of growth of core operating income as a result of a higher core tax charge (15% compared to 10% in the prior year). Core EPS was up by 8% (+13% cc).

Free cash flow of USD 3.9 billion was 6% lower than in the previous-year quarter mainly as a result of the Enablex® divestment proceeds of USD 392 million in the fourth quarter of 2010.

Full year

Double-digit net sales growth
Net sales rose 16% (+12% cc) to USD 58.6 billion, with a positive currency impact of 4% arising from the weakness of the US dollar against most major currencies during much of 2011.

Recently launched products sales grew 38% over 2010 (in USD, excluding the A(H1N1) pandemic flu vaccine and including Alcon on a pro forma basis for 2010) to USD 14.4 billion. These products contributed 25% of Group net sales, up from 19% in 2010.

Pharmaceuticals net sales grew 7% (+4% cc) to USD 32.5 billion, and Alcon net sales of USD 10.0 billion rose 10% (+7% cc) on a pro forma basis. Sandoz net sales also grew 10% (+7% cc) to USD 9.5 billion. Vaccines and Diagnostics net sales were down 32% (-34% cc) to USD 2.0 billion, mainly due to USD 1.3 billion of A(H1N1) pandemic flu vaccine sales in 2010. Net sales of the two Consumer Health businesses together grew 6% (+3% cc) to USD 4.6 billion.

Operating income was down 5% (+1% cc) to USD 11.0 billion. Exceptional income and expense in 2011 amounted to a net USD 1.9 billion expense compared to USD 1.3 billion expense in the prior year. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 6 percentage points.

The net exceptional charge of USD 1.9 billion (2010 USD 1.3 billion) comprised charges of USD 2.9 billion (2010 USD 2.1 billion) offset by exceptional income of USD 1.0 billion (2010 USD 732 million). Exceptional charges included: charges for Tekturna/Rasilez (USD 903 million), USD 348 million related to the discontinuation of the PRT128 (elinogrel), SMC021 (oral calcitonin), AGO178 (agomelatine), and PTK796 development programs, a charge of USD 115 million related to the temporary suspension of production at one of our US Consumer Health sites, other intangible asset impairment charges of USD 71 million principally relating to development projects, financial asset impairment charges of USD 192 million, integration charges of USD 250 million (mainly for Alcon), and restructuring and related costs of USD 492 million. Exceptional income includes divestment proceeds (USD 480 million) and a USD 106 million reduction of a contingent consideration obligation in Sandoz. For the full year, amortization of intangible assets amounted to USD 3.0 billion compared to USD 1.1 billion in 2010 as a result of a full year of incorporating Alcon.

Constant currency core margin up 1.1 percentage points
As a result, core operating income, which excludes the exceptional items identified above together with amortization of intangible assets, increased 14% (+16% cc) to USD 15.9 billion. Core operating income margin in constant currencies increased by 1.1 percentage points. However, this improvement was offset by a negative currency impact of 1.6 percentage points, resulting in a net decrease in core operating income margin of 0.5 percentage points to 27.2% of net sales.

Net income decreased 7% (-2% cc) to USD 9.2 billion, more than the decline in operating income as a result of lower associated company income, higher financing costs following the Alcon acquisition, partly offset by a lower tax rate (14.2% compared to 14.8%). EPS declined 11% (-5% cc), more than the decline in net income, mainly as a result of the increase in issued shares following the Alcon merger, partially offset by a lower impact from non-controlling interests.

Core net income grew 12% (+15% cc) to USD 13.5 billion broadly in line with core operating income. Core EPS was up by 8% (+11% cc): a lower rate than net income as a result of a higher number of outstanding shares in 2011.

Free cash flow reached USD 12.5 billion (2010 USD 12.3 billion), an increase of 1% over the previous year. Free cash flow in 2010 included substantial cash flows from sales of A(H1N1) amounting to USD 1.8 billion.

Delivering against strategic priorities of innovation, growth and productivity

The Novartis strategy for sustained, long-term growth is based on advancing science to meet global patient needs across the healthcare spectrum and is underpinned by a consistent focus on three key priorities: innovation, growth and productivity. On all of these fronts, Novartis made significant progress in 2011, and the key developments in the fourth quarter are listed below.

Innovation: Bringing new innovative medicines to patients

Scientific innovation is at the heart of the Novartis strategy. We plan to maintain our industry-leading commitment to R&D, which we expect will allow us to discover and develop new targeted therapies for patients worldwide. Our track record of innovation excellence, which has produced one of the most productive pipelines in the global pharmaceutical industry, is expected to help us maintain growth momentum despite the anticipated loss of revenues from patent expirations.

Regulatory filings underway for Afinitor in breast cancer
In the fourth quarter, we filed applications worldwide for approval of Afinitor (everolimus) in advanced ER+/HER2- breast cancer, potentially representing the first major breakthrough in the treatment of this disease in 15 years. The filing was based on updated data from a Phase III trial (BOLERO-2) of everolimus in combination with exemestane for postmenopausal women with advanced breast cancer that recurred or progressed despite treatment with hormonal therapies. If approved, this indication for everolimus – which is already approved for the treatment of advanced kidney cancer, advanced pancreatic neuroendocrine tumors and subependymal giant cell astrocytomas associated with tuberous sclerosis complex, as well as other non-oncology indications – would further validate the Novartis research strategy, which is based on understanding the molecular pathways of diseases.

A separate Phase III study (GRANITE-1) of everolimus in patients with advanced gastric cancer did not meet its primary endpoint, with everolimus plus best supportive care (BSC) failing to show a statistically significant difference over placebo plus BSC in overall survival.

ACZ885 Phase III study showed promise for treatment of childhood arthritis
A study of ACZ885 showed that 45% of children with active systemic juvenile idiopathic arthritis (SJIA) were able to substantially reduce their use of steroids within 28 weeks of commencing treatment with ACZ885. The study also showed SJIA patients treated with ACZ885 were nearly three times less likely to suffer a new flare versus placebo. A subtype of the more common juvenile idiopathic arthritis, SJIA is the most serious form of childhood arthritis, and the positive results of this study represent another success in the Novartis commitment to finding new treatments wherever there is patient need.

Two Phase III studies continued to show superiority of Tasigna over Glivec
Data from two studies (ENESTcmr and ENESTnd) contributed to the growing body of evidence indicating that adult patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) who are treated with Tasigna have a better response at the molecular level than those treated with Glivec, the long-time standard of care.

Updated positive Phase III results of INC424 in myelofibrosis
Two pivotal Phase III trials (COMFORT-I and -II) demonstrated the significant potential of Janus kinase inhibitor INC424 in treating patients with myelofibrosis, a life-threatening blood cancer. COMFORT-II data showed that INC424 provided improvements in symptoms at each evaluation versus the best available therapy, underlining the dramatic benefits that INC424 can have on quality of life for patients suffering from this debilitating disease. In addition, in the COMFORT-I survival analysis, INC424 demonstrated an early overall survival advantage over placebo.

Gilenya continued to demonstrate efficacy in large-scale clinical trials; FDA and EMA review of benefits and risks
Now supported by more than 25,000 patients on drug, Gilenya, our breakthrough oral multiple sclerosis (MS) treatment, continues to demonstrate efficacy in Phase III studies. In the fourth quarter, new data from the FREEDOMS II trial showed patients with relapsing-remitting multiple sclerosis treated with Gilenya experienced a 48% reduction in relapse rates compared to placebo. These results, which are consistent with two previous studies, underscore the potential that Gilenya holds for patients and the MS community.

Novartis is working with the European Medicine’s Agency (EMA) and the US Food and Drug Administration (FDA) on their reviews of the benefits and risks of Gilenya that were initiated following the report of a patient death that occurred within 24 hours after receiving the first dose of Gilenya in November 2011. The FDA has stated that, at this time, it cannot conclude whether the drug resulted in the November 2011 patient death. According to the EMA, the cause of that patient death is still unexplained. In addition, the EMA described 10 other deaths as being of potential interest but noted that the role of Gilenya in these deaths has not been established. These other events preceded the November 2011 death, and were reported to the health authorities per regulations.

During the EMA review process and following the recent consultation with the Committee for Medicinal Products for Human Use (CHMP), Novartis is in the process of notifying physicians of new interim recommendations regarding the initiation of treatment with Gilenya in the European Union to be effective immediately. This includes the addition of continuous electrocardiogram (ECG) monitoring during the six-hour observation period following the first dose. First dose monitoring is already recommended in the Gilenya label. In patients who meet certain specified criteria, monitoring should be extended.

Positive Phase II results for DEB025 in hepatitis C
A study of first-in-class DEB025 showed that it may produce early viral clearance in previously untreated patients infected with the hepatitis C virus (HCV) genotypes 2 and 3. Instead of targeting the virus directly, DEB025 targets host proteins essential for the replication of all types of HCV. DEB025 has the potential to be an effective treatment option across HCV genotypes with favorable tolerability and a high barrier to resistance, a promising development for the more than 170 million people worldwide who are infected with HCV.

ALTITUDE trial with Tekturna/Rasilez stopped
In late December, following the seventh interim review of data from the ALTITUDE study with Tekturna/Rasilez, Novartis announced that the trial was halted on the recommendation of the independent Data Monitoring Committee (DMC) overseeing the study. The DMC concluded that patients were unlikely to benefit from treatment on top of standard anti-hypertensive medicines, and identified higher adverse events in patients receiving Tekturna/Rasilez in addition to standard of care as part of the trial. Following discussions with health authorities, Novartis has written to healthcare professionals worldwide recommending that hypertensive patients with diabetes should not be treated with Tekturna/Rasilez, or combination products containing aliskiren, if they are also receiving an angiotensin-converting enzyme (ACE) inhibitor or angiotensin receptor blocker (ARB). As an additional precautionary measure, Novartis has ceased promotion of Tekturna/Rasilez-based products for use in combination with an ACE inhibitor or ARB.

Alcon devices approved in Japan
The EX-PRESS Glaucoma Filtration Device (P50PL and P200PL) and the WaveLight Allegretto Wave Eye-Q Refractive Laser gained approval in Japan in the fourth quarter. The EX-PRESS Glaucoma Filtration Device is the first glaucoma filtration device in Japan and complements Alcon’s pharmaceutical eye drops, such as Travatan Z and DuoTrav, in physicians’ treatment of glaucoma patients. The filtration device provides an easier path for the physician to drain aqueous fluid from the anterior chamber of the eye, compared to the current trabeculectomy procedure, providing a more consistent surgical procedure and more predictable patient outcomes. The Eye-Q excimer laser has enhanced pulse frequency of 400 Hz while providing innovative and reliable eye tracking and improved ergonomics for the physician and patient.

Positive CHMP opinion for Nepafenac
The EMA's Committee for Medicinal Products for Human Use adopted a positive opinion in the fourth quarter for expanding the label claim for Nepafenac, an ophthalmic suspension that treats eye pain and inflammation resulting from cataract surgery, adding an indication for the reduction in the risk of postoperative macular edema associated with cataract surgery in diabetic patients. Macular edema is an important complication that can lead to permanent loss of vision in patients with diabetes who undergo cataract surgery.

Alcon’s refractive offering expanded through US approval
The WaveLight EX500 Excimer Laser gained approval in the US in the fourth quarter. The WaveLight EX500 system improves refractive outcomes while offering additional precision and safety in laser eye surgery procedures. This approval follows the earlier certification of the WaveLight FS200 Femtosecond Laser in 2010, which allows Alcon to offer physicians an integrated Refractive Suite where the two lasers communicate – saving time and improving refractive outcomes.

Two additional Phase III studies underline Sandoz leadership in biosimilars
In January, Sandoz announced two Phase III clinical trials for daily filgrastim (generic Neupogen®) and once-per-cycle pegfilgrastim (generic Neulasta®) in breast cancer patients eligible for myelosuppressive chemotherapy treatment. Filgrastim, a granulocyte-colony stimulating factor (G-CSF) analog, is used to prevent or treat neutropenia, a common side effect of chemotherapy characterized by low white blood cell count. Sandoz’s filgrastim biosimilar is already marketed under the brand name Zarzio in more than 30 countries outside the US, and this study is expected to support extension of commercialization to the US. The pegfilgrastim study represents the next major step in the Sandoz global biosimilar development program, which aims to create the number one overall G-CSF franchise worldwide.

Growth: Meeting healthcare needs worldwide

Recently launched products fueled growth
Benefitting from our investment in innovation, Novartis has a strong platform for growth, with several potential blockbuster products in our Pharmaceuticals portfolio, including Gilenya, Tasigna, Lucentis, Galvus, Afinitor, Xolair and Onbrez Breezhaler. Products launched since 2007 continued to fuel growth, contributing USD 3.7 billion or 25% of net sales in the fourth quarter and USD 14.4 billion (25% of net sales) for the full year.

Following its launch in the US in October 2010 and in parts of the EU in March 2011, Gilenya, the first oral treatment for multiple sclerosis, continued its strong growth trajectory with sales of USD 203 million in the fourth quarter (USD 494 million for the full year). This once daily treatment represents a major advance in the treatment of MS, a chronic and debilitating disease, as evidenced by the more than 25,000 patients currently being treated with Gilenya globally.

Tasigna (USD 207 million, +65% cc), a next-generation therapy for chronic myeloid leukemia (CML), also achieved strong growth, as studies continue to show its superiority even to Glivec in treating patients with this life-threatening blood cancer. Tasigna now represents more than 19% of our total CML franchise and achieved sales of USD 716 million for the full year (+74% cc).

Additionally, Lucentis (USD 550 million, +39% cc), a medicine that significantly improves vision in patients with wet age-related macular degeneration, made a very important contribution to Pharmaceuticals growth. In the first half of 2011, Lucentis was also approved in the EU and Switzerland for the treatment of visual impairment due to diabetic macular edema and macular edema secondary to retinal vein occlusion, which further contributed to growth. Sales for the full year totaled USD 2.0 billion (+26% cc).

Accelerated growth in emerging markets
Our long-term growth is supported by our established presence in emerging markets. Sales in our top six emerging markets – Brazil, China, India, Russia, South Korea and Turkey – grew 15% in cc in the fourth quarter resulting in USD 1.5 billion or 10% of Group net sales. The strong performance was particularly driven by Russia and China. For the full year, sales from the top six emerging markets aggregated USD 5.8 billion (10% of Group sales).

Solid performance across divisions
Strong underlying growth in the fourth quarter was driven by Pharmaceuticals, Alcon and Vaccines and Diagnostics. Despite headwinds from loss of exclusivity and pricing pressures, Pharmaceuticals continued to perform strongly, with net sales of USD 8.3 billion expanding 4% (+5% cc) over the same period last year, underpinned by 38% (in cc) growth in recently launched products.

Alcon, which represents a new growth platform for Novartis, contributed USD 2.4 billion in net sales for the quarter, growing 6% (+7% cc) over the same period last year on a pro forma basis with particularly strong performances by the Surgical and Ophthalmic Pharmaceuticals franchises.

Sandoz net sales of USD 2.3 billion were down 5% (-4% cc) in the fourth quarter, impacted by additional competition to enoxaparin. Enoxaparin, our first generic blockbuster, achieved sales of USD 1.0 billion in 2011 (USD 225 million in the fourth quarter).

Vaccines and Diagnostics grew 86% (+86% cc) with net sales of USD 671 million for the fourth quarter, underpinned by advances in the meningococcal disease franchise, particularly Menveo, which achieved full year net sales of USD 142 million, and the resolution of shipment delays experienced in prior quarters.

The two Consumer Health businesses, OTC and Animal Health, declined 7% (-6% cc) in the fourth quarter, with net sales of USD 1.1 billion, impacted by a temporary suspension of production at one of our US Consumer Health sites in December.

Productivity: Improving efficiency and optimizing performance

To free up resources for reinvestment in growth and greater shareholder returns, Novartis is focused on improving efficiency and reducing costs across all of our operations. For the full year, net sales grew 12% (cc) while core operating income increased by 16% (cc). This performance resulted in an improvement in core operating income margin in constant currencies of 1.1 percentage points, however currency had a negative impact of 1.6 percentage points, leading to a net decline in core operating income margin of 0.5 percentage points to 27.2% of net sales. This achievement was significantly ahead of the expectations we set at the beginning of the year to “aim to improve core operating income margin in constant currencies.” The improved performance was generated from both a stronger operating performance as well as a higher delivery of productivity benefits, which created resources equivalent to over 4 percentage points of sales.

For the quarter, net sales grew 5% (cc) while core operating income increased by 17% (cc). This performance resulted in an improvement in core operating income margin in constant currencies of 2.7 percentage points, however currency had a negative impact of 1.0 percentage points, leading to a net increase in core operating income margin of 1.7 percentage points to 24.0% of net sales.

Within manufacturing, we have two core aims: to create Manufacturing Centers of Excellence that can support the global operations of all six Novartis businesses; and to optimize the cost structure across divisions and enhance utilization rates at strategic sites to an industry-leading 80% of capacity. We announced the exit or partial exit from ten sites in 2011, totaling fourteen site exits since the program began. This enabled us to reduce excess capacity and shift strategic production to technology competence centers.

We recorded charges related to exits, impairment charges and inventory write-offs of USD 92 million in the fourth quarter, USD 269 million in full year 2011, and USD 332 million cumulatively since the program began in the fourth quarter of 2010.

Additional efficiency gains are expected by further optimizing our Marketing & Sales spend. This is part of a broader effort within Novartis to continue to reallocate resources geographically while simplifying processes across the organization. Marketing & Sales spend decreased as a percentage of net sales from 26.3% in 2010 to 25.7% in 2011.

Procurement is a major source of savings. By leveraging our scale, implementing global category management and creating country Centers of Excellence in key markets, we generated annual savings of USD 1.3 billion.

With regard to General & Administration expenses, the streamlining of core processes across Novartis and the implementation of core service centers for functions such as Human Resources and Finance is expected to further provide operating leverage.

Alcon, now fully integrated as the second largest division in the Novartis Group portfolio, has realized merger-related cost synergies in line with expectations. In the quarter, Alcon delivered USD 41 million of post-integration synergies, and in the full year, realized synergies amounting to USD 75 million.

Free cash flow

The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and returns to shareholders. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements. Free cash flow was USD 3.9 billion for the fourth quarter, declining 6% from the previous year mainly as a result of the divestment of Enablex® in the fourth quarter of 2010 (USD 392 million). For full year 2011, free cash flow was USD 12.5 billion, an increase of 1% over the previous year. Free cash flow in 2010 included substantial cash flows from sales of A(H1N1) amounting to USD 1.8 billion.

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to invest in the future of its business through R&D and acquisitions even in turbulent times while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a sound capital structure will remain a priority in the future.

Free cash flow of USD 12.5 billion was deployed for dividend payments  of USD 5.4 billion and  share repurchases of USD 5.9 billion (including USD 2.4 billion repurchased indirectly via Alcon, Inc. to reduce the dilutive impact of the subsequent merger of Alcon, Inc. into Novartis AG). In total, dividends and share repurchases utilized 90% of the Group’s 2011 free cash flow.

In the fourth quarter, Novartis purchased 12.2 million of own shares totaling USD 0.6 billion on the first trading line. These shares will be kept as treasury shares, mostly to cover future employee participation programs. For the full year 2011, Novartis repurchased 59.8 million shares totaling USD 3.5 billion. Of this, USD 2.4 billion was used to repurchase 39.4 million shares on the second line to reduce the dilutive impact of the share issue related to the Alcon merger, and USD 1.1 billion was used to buy 20.4 million shares on the first line to mostly cover future employee participation programs. The company will continue to acquire shares opportunistically for this purpose, such that together with the dividend a majority of free cash flow is expected to be returned to shareholders.

As of December 31, 2011, net debt stood at USD 15.2 billion. This represents a net increase of USD 0.3 billion since December 31, 2010. The peak Novartis net debt amount of USD 22.7 billion was reached at the beginning of the second quarter of 2011. This has been repaid to the extent of USD 7.5 billion by the year end. The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2012 Group outlook
(Barring unforeseen events)

Group constant currency net sales are expected to be in line with 2011.

Products launched since 2007 are expected to continue to grow strongly and compensate for the negative impacts of generic competition, lower Tekturna/Rasilez sales (expected to be less than half of 2011 sales), anticipated price reductions and the expected reduction of enoxaparin sales. This expectation assumes a mid-year start of shipments out of the Lincoln plant.

Group core operating income margin in constant currencies is expected to be slightly below 2011 core operating income margin.

While productivity measures and margin improvements on products launched since 2007 are important contributions to improving profitability, they are not expected to fully offset the loss of margin from generic competition, price erosion, new investments necessary to sustain growth in new products and the impact of a delayed start-up of Lincoln, should it occur.

Annual General Meeting

Dividend proposal
The Board proposes a dividend payment of CHF 2.25 per share for 2011, up 2% from CHF 2.20 per share in 2010, representing the 15th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this at the 2011 Annual General Meeting scheduled for February 23, 2012. The payout ratio as a percentage of net income increased from 54.8% to 63.2%.

Election of Members to the Novartis Board of Directors
At the Annual General Meeting scheduled for February 23, 2012, the Novartis Board of Directors also proposes the re-election of Srikant Datar Ph.D., Andreas von Planta Ph.D. and Dr. Ing. Wendelin Wiedeking for a three-year term each, and William Brody M.D. Ph.D. and Rolf M. Zinkernagel M.D. for a two-year term each (due to their reaching the age limit).

The Board further recommends the election of Dimitri Azar M.D. to the Novartis Board of Directors for a three-year term. Dr. Azar, a US citizen, is Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering, and Pharmacology of the University of Illinois at Chicago, USA. He holds a medical degree from the American University of Beirut, Lebanon, an Honorary MA from Harvard University and an Executive MBA from the University of Chicago, Booth School of Business. Dr. Azar is an internationally recognized ophthalmic surgeon and prolific researcher. He has been named one of The Best Doctors in America and one of the Castle Connolly Top Doctors in America annually since 1994. He holds multiple committee positions with the American Academy of Ophthalmology, is a member of the American Ophthalmological Association, and sits on the Board of Trustees of the Chicago Ophthalmological Society and the Association of Research in Vision and Ophthalmology.  He has received multiple leadership awards, including the 2009 Lans Distinguished Award from the International Society of Refractive Surgery.

INDEX

GROUP AND DIVISIONAL OPERATING PERFORMANCE	11
Group	11
Pharmaceuticals	14
Alcon	16
Sandoz	17
Vaccines and Diagnostics	18
Consumer Health	19
GROUP BALANCE SHEET AND CASH FLOW	22
PRODUCT REVIEW	24
Pharmaceuticals	24
Alcon	28
INNOVATION REVIEW	29
DISCLAIMER	32
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	33

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Group
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 781	14 199	4	5	58 566	50 624	16	12
Operating income	1 317	2 467	-47	-38	10 998	11 526	-5	1
As % of net sales	8.9	17.4			18.8	22.8
Net income	1 210	2 265	-47	-37	9 245	9 969	-7	-2
EPS (USD)	0.49	0.95	-48	-40	3.83	4.28	-11	-5
Free cash flow	3 909	4 180	-6		12 503	12 346	1
Core
Operating income	3 550	3 166	12	17	15 909	14 006	14	16
As % of net sales	24.0	22.3			27.2	27.7
Net income	3 011	2 803	7	12	13 490	12 029	12	15
EPS (USD)	1.23	1.14	8	13	5.57	5.15	8	11

Fourth quarter

Net sales
Net sales rose 4% (+5% cc) to USD 14.8 billion in the fourth quarter. The strengthening of the US dollar against most major currencies negatively impacts sales by 1%. Sales were up mainly due to a strong performance from recently launched products, which contributed USD 3.7 billion or 25% to total net sales for the Group and grew 30% (in USD, excluding the impact of A(H1N1) pandemic flu vaccine) over the previous-year quarter.

Group operating income
Operating income was down 47% (-38% cc) to USD 1.3 billion. Exceptional income and expense in the fourth quarter amounted to a net USD 1.5 billion expense compared to USD 397 million expense in the prior year. The strengthening of the US dollar, combined with the already strong Swiss franc, resulted in a negative currency impact of 9 percentage points.

The net exceptional charge of USD 1.5 billion (2010 USD 397 million) comprised charges of USD 1.7 billion (2010 USD 789 million) offset by exceptional income of USD 186 million (2010 USD 392 million mainly related to the Enablex® divestment). Exceptional charges included: USD 903 million for Tekturna/Rasilez (comprising USD 250 million intangible asset impairment, USD 314 million property, plant and equipment impairment, and USD 339 million other exceptional charges), USD 163 million related to the discontinuation of the PRT128 (elinogrel) and SMC021 (oral calcitonin) development programs (comprising USD 103 million intangible asset impairment, USD 47 million property, plant and equipment impairment, and USD 13 million other exceptional charges), a charge of USD 115 million (USD 10 million of intangible asset impairment charge and USD 105 million of other exceptional charges) related to the temporary suspension of production at one of our US Consumer Health sites, Alcon integration charges of USD 61 million, and restructuring costs of USD 288 million (including USD 92 million relating to the streamlining of our manufacturing network, of which USD 53 million in Switzerland, and other restructuring charges of USD 196 million, of which USD 154 million in Switzerland). Exceptional income includes a USD 106 million reduction of a contingent consideration obligation in Sandoz. In the prior year, there was an exceptional income of USD 392 million. For the fourth quarter, acquisition-related items amounted to USD 61 million compared to USD 386 million in 2010, mainly related to Alcon. Amortization of intangible assets amounted to USD 742 million compared to USD 302 million in 2010 mainly as a result of the Alcon acquisition.

Core operating income, which excludes the exceptional items identified above together with amortization of intangible assets, increased by 12% (+17% cc) to USD 3.6 billion. Core operating income margin in constant currencies increased by 2.7 percentage points. However, this improvement was offset by a negative currency impact of 1.0 percentage points, resulting in a net increase in core operating income margin of 1.7 percentage points to 24.0% of net sales.

Income from associated companies
Income from associated companies decreased to USD 130 million from USD 175 million in the year-ago period. The impact of higher contributions over the prior-year quarter from Roche of USD 75 million to USD 119 million was more than offset by the prior-year exceptional additional revaluation gain recorded on the initial 25% interest in Alcon, Inc. of USD 174 million.

Interest expense and other financial income/expense
For the fourth quarter, interest expense decreased by 11% from USD 196 million to USD 174 million. Other financial income/expense was a net expense of USD 12 million, down from USD 26 million in the prior-year period mainly due to a less negative currency result, which overcompensated lower earnings from investments as a result of the decreased average liquidity.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased in the fourth quarter to 4.0% from 6.4% in the prior-year period, principally due to the tax benefit on the exceptional charges in high-tax jurisdictions in 2011.

The core tax rate (taxes as a percentage of core pre-tax income) increased to 15.3% in 2011 from 9.9% in 2010, mainly due to favorable phasing of R&D tax credits recorded in the fourth quarter of 2010.

Net income and EPS
Net income decreased 47% (-37% cc), in line with the decline in operating income. EPS declined 48% (-40% cc) at a slightly higher rate than net income as a result of the increase in issued shares following the Alcon merger, partially offset by a lower impact from non-controlling interests. The average number of shares outstanding in the fourth quarter 2011 rose by 5% to 2,413 million from 2,290 million in the year ago period as a result of the shares issued for the Alcon acquisition. A total of 2,407 million shares were outstanding at December 31, 2011.

Core net income grew 7% (+12% cc), below the rate of growth of core operating income as a result of a higher core tax charge. Core EPS was up by 8% (+13% cc).

Full year

Net sales
Net sales rose 16% (+12% cc) to USD 58.6 billion, with a 4% benefit arising from the weakness of the US dollar against most major currencies during much of the year. Recently launched products (excluding the A(H1N1) pandemic flu vaccine and including Alcon on a pro forma basis for 2010) grew 38% (USD) over the previous-year period, contributing USD 14.4 billion or 25% to Group total net sales.

Group operating income
Operating income was down 5% (+1% cc) to USD 11.0 billion. Exceptional income and expense in 2011 amounted to a net USD 1.9 billion expense compared to USD 1.3 billion expense in the prior year. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 6 percentage points.

The net exceptional charge of USD 1.9 billion (2010 USD 1.3 billion) comprised charges of USD 2.9 billion (2010 USD 2.1 billion) offset by exceptional income of USD 1.0 billion (2010 USD 732 million). Exceptional charges included: Tekturna/Rasilez (USD 903 million, comprising USD 250 million intangible asset impairment, USD 314 million property, plant and equipment impairment, and USD 339 million other exceptional charges), USD 348 million related to the discontinuation of the PRT128 (elinogrel), SMC021 (oral calcitonin), AGO178 (agomelatine), and PTK796 development programs (comprising USD 288 million intangible asset impairment, USD 47 million property, plant and equipment impairment, and USD 13 million other exceptional charges), a charge of USD 115 million related to the temporary suspension of production at one of our US Consumer Health sites (comprising USD 10 million in intangible asset impairment and USD 105 million other exceptional charges), other intangible asset impairment charges of USD 71 million, financial asset impairment charges of USD 192 million, integration charges of USD 250 million (USD 243 million relating to Alcon), and restructuring costs of USD 492 million (including USD 269 million relating to the streamlining of our manufacturing network, of which USD 100 million in Switzerland, and other restructuring charges of USD 223 million, of which USD 154 million in Switzerland). Exceptional income in 2011 of USD 1.0 billion (2010 USD 732 million) included divestment gains of USD 480 million and a USD 106 million reduction in a contingent consideration obligation in Sandoz. For the full year, acquisition-related expenses amounted to USD 250 million compared to USD 600 million in 2010 mainly related to Alcon. Amortization of intangible assets amounted to USD 3.0 billion compared to USD 1.1 billion in 2010 mainly as a result of the Alcon acquisition.

As a result, core operating income, which excludes the exceptional items identified above together with amortization of intangible assets, increased 14% (+16% cc) to USD 15.9 billion. Core operating income margin in constant currencies increased by 1.1 percentage points; however, this improvement was offset by a negative currency impact of 1.6 percentage points, resulting in a net decrease of 0.5 percentage points to 27.2% of net sales.

Income from associated companies
Income from associated companies in 2011 amounted to USD 528 million compared to USD 804 million in the prior-year period. The income from Roche was USD 499 million compared to USD 380 million. The prior year included a contribution from Alcon of USD 433 million, which is no longer included since Alcon, Inc. has been fully consolidated since August 25, 2010.

Interest expense and other financial income/expense
For the full year 2011, interest expense increased by 9% from USD 692 million to USD 751 million. Other financial income/expense was a net expense of USD 2 million, down from a net income of USD 64 million in the prior year mainly due to lower earnings from investments as a result of the decreased average liquidity. The currency result remained stable.

Taxes
The tax rate (taxes as a percentage of pre-tax income) decreased to 14.2% in 2011 from 14.8% in 2010, mainly due to the favorable impact of fully consolidating Alcon, Inc. and related tax structure reorganization.

The core tax rate (taxes as a percentage of core pre-tax income) decreased to 15.3% in 2011 from 16.6% in 2010, mainly due to the favorable impact of fully consolidating Alcon, Inc. and related tax structure reorganization.

Net income and EPS
Net income decreased 7% (-2% cc) to USD 9.2 billion, more than the decline in operating income as a result of lower associated company income, higher financing costs following the Alcon acquisition, partly offset by a lower tax rate (14.2% compared to 14.8%). EPS declined 11% (-5% cc), more than the decline in net income, mainly as a result of the increase in issued shares following the Alcon merger, partially offset by a lower impact from non-controlling interests. The average number of shares outstanding in 2011 rose 4% to 2,382 million from 2,286 million in the year ago, while a total of 2,407 million shares were outstanding at December 31, 2011.

Core net income grew 12% (+15% cc) to USD 13.5 billion broadly in line with core operating income. Core EPS was up by 8% (+11% cc): a lower rate than net income as a result of a higher number of outstanding shares in 2011.

Pharmaceuticals
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 313	7 970	4	5	32 508	30 306	7	4
Operating income	825	2 201	-63	-53	8 296	8 471	-2	4
As % of net sales	9.9	27.6			25.5	28.0
Core operating income	2 289	2 187	5	12	10 040	9 586	5	8
As % of net sales	27.5	27.4			30.9	31.6

Fourth quarter

Net sales
Net sales grew 4% (+5% cc) to USD 8.3 billion, driven by 10 percentage points of volume growth and flat pricing, partly offset by the combined effect of generic entries and product divestments of 5 percentage points. Products launched since 2007 generated USD 2.5 billion of net sales, growing 38% in constant currencies over the same period last year. These recently launched products – Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris, Fanapt and Gilenya – now comprise 30% of division sales, compared to 23% in the same period last year.

Europe (USD 2.8 billion, 0% cc) maintained strong volume growth of 13 percentage points, offsetting a negative pricing impact of 7 percentage points and the effect of generic entries of 6 percentage points. Recently launched products continued to grow strongly in European countries, contributing 38% of net sales for the region. US sales (USD 2.6 billion, 2% cc) benefitted from strong growth for Tasigna and Gilenya, which offset the generic competition for Femara and high-dose Lotrel. Latin America and Canada (USD 0.8 billion, +12% cc) achieved strong growth rates, and Japan’s sales (USD 1.1 billion, +7% cc) improved versus the same period last year primarily due to new launches. The top six emerging markets (USD 0.8 billion, +12% cc) were led by particularly strong growth in China, India and Russia.

Most strategic franchises contributed to business expansion. Oncology (USD 2.7 billion, +2% cc) delivered strong underlying growth, suppressed by generic competition for Femara (USD 134 million,
-62% cc) in the US and Europe. Growth was driven by the sustained performance of Gleevec/Glivec and Tasigna (combined sales of USD 1.4 billion, +14% cc), as well as Sandostatin (USD 374 million, +7% cc) and the recently launched Afinitor, which added USD 133 million (+66% cc). Cardiovascular and Metabolism franchise performance (USD 1.9 billion, -7% cc) was underpinned by the continued strong uptake of Galvus (USD 199 million, +63% cc) and Exforge (USD 323 million, +30% cc); however, results were impacted by the sales decline in Diovan (USD 1.3 billion, -17% cc) due to loss of exclusivity in the EU. The Neuroscience and Ophthalmics franchise (USD 1.3 billion, +41% cc) saw strong growth from Gilenya (USD 203 million), following successful launches in both the US and Europe, and from Lucentis (USD 550 million, +39% cc).

Operating income
Operating income decreased 63% (-53% cc) to USD 0.8 billion. Exceptional items including amortization amounted to a net USD 1.5 billion expense compared to USD 14 million income in the previous year. Exceptional items include charges for Tekturna/Rasilez of USD 903 million, restructuring charges of USD 274 million mainly related to the R&D restructuring announced in the third quarter earnings release and to the streamlining of our manufacturing network, impairment and other charges of USD 163 million related to the discontinuation of the PRT128 (elinogrel) and SMC021 development programs. The prior-year period includes Enablex® divestment income of USD 392 million.

Core operating income increased 5% (+12% cc) to USD 2.3 billion. Core operating income margin in constant currencies improved by 1.9 percentage points, but this improvement was mostly offset by a negative currency impact of 1.8 percentage points, resulting in a net improvement in core operating income margin of 0.1 percentage points to 27.5% of net sales. Gross margin declined by 1.5 percentage points, before negative currency effects of 0.6 percentage points, due to increased royalties for Lucentis and Gilenya and unfavorable product mix. R&D expenses decreased by 1.3 percentage points of net sales in constant currencies. Marketing & Sales and General & Administration expenses improved margin by 1.3 percentage points (cc), benefiting from continuing productivity efforts despite significant investments in new product launches. Other Income & Expense, net, improved margin by 0.8 percentage points (cc) mainly due to cost phasing in the same period last year.

Full year

Net sales
Net sales expanded 7% (+4% cc) to USD 32.5 billion driven by 9 percentage points of volume, partly offset by a negative pricing impact of 1 percentage point and the combined impact of generic entries and product divestments of an additional 4 percentage points. Recently launched products contributed USD 9.2 billion of net sales, growing 35% in constant currencies over the previous year. These products now represent 28% of division sales compared to 22% in 2010.

Europe remained the largest region (USD 11.6 billion, +2% cc) for Pharmaceuticals, particularly benefiting from recently launched products, which generated 35% of net sales, more than offsetting health care cost-containment measures and generic erosion. The US (USD 10.0 billion, 0% cc) contributed 31% of net sales for the division. Japan’s performance (USD 3.9 billion, +7% cc) improved versus prior year due to new launches. Latin America and Canada (USD 3.0 billion, +10% cc) achieved strong growth rates. The top six emerging markets (USD 3.2 billion, +7% cc) were led by double-digit growth from China and India.

Operating income
Operating income decreased 2% (+4% cc) to USD 8.3 billion. Exceptional items including amortization amounted to a net USD 1.7 billion expense compared to USD 1.1 billion expense in 2010. Exceptional items include Tekturna/Rasilez charges of USD 903 million, restructuring charges of USD 420 million and other intangible asset impairments of USD 302 million (mainly AGO178, PTK796, PRT128 and SMC021). These were partly offset by higher prior-year impairment charges, and divestment income from Elidel® (USD 324 million) and from ophthalmic pharmaceutical products related to the Alcon acquisition (USD 81 million).

Core operating income grew 5% (+8% cc) to USD 10.0 billion. In constant currencies, core operating income margin increased by 1.4 percentage points due to continuing productivity efforts. However, this improvement was offset by a negative currency impact of 2.1 percentage points, resulting in a net decrease in core operating income margin of 0.7 percentage points to 30.9% of net sales. The underlying gross margin decreased by 0.6 percentage points (cc) mainly driven by increased royalties. Functional costs – which include General & Administration, Marketing & Sales and R&D expenses – improved by 2.0 percentage points, driven by productivity gains in Marketing & Sales and R&D despite significant investments in new product launches. Other Income & Expense, net, remained flat in constant currencies.

Alcon
Restated	Q4 2011	Q4 2010	FY 2011	FY 2010
	USD m	USD m	USD m	USD m
Net sales	2 425	2 285	9 958	4 446
Operating income	236	308	1 472	796
As % of net sales	9.7	13.5	14.8	17.9
Core operating income	796	718	3 492	1 350
As % of net sales	32.8	31.4	35.1	30.4

Pro forma	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 425	2 277	6	7	9 949	9 031	10	7
Operating income	236	232	2	-8	1 461	1 181	24	14
As % of net sales	9.7	10.2			14.7	13.1
Core operating income	796	717	11	8	3 490	3 095	13	9
As % of net sales	32.8	31.5			35.1	34.3

As the restated net sales figures prior to August 25, 2010 only include CIBA Vision and Pharmaceuticals Division Ophthalmics activities, all of the following comments are based on 2010 pro forma figures.

Fourth quarter

Net sales
Net sales of USD 2.4 billion rose 6% (+7% cc) on a pro forma basis. This continued strong performance was led by strong global Ophthalmic Pharmaceuticals product growth of 8% (+9% cc) and Surgical products growth of 8% (+9% cc).

US sales rose 8%, led by a strong performance of the Ophthalmic Pharmaceuticals franchise (mainly infection/inflammation, dry eye, and otic/nasal products), as well as contact lenses. Sales in non-US markets increased 5% (+6% cc) to USD 1.5 billion driven by the Ophthalmic Pharmaceuticals and Surgical product categories. Sales in the top six emerging markets increased 18% (+23% cc), led by China, South Korea and India.

Operating income
Operating income of USD 236 million rose 2% (-8% cc) on a pro forma basis. Fourth quarter operating income includes amortization of intangible assets (USD 477 million) and integration costs (USD 61 million).

Core operating income of USD 796 million increased by 11% (+8% cc) on a pro forma basis. Alcon delivered strong operating leverage through productivity gains and the realization of post-integration synergies (USD 41 million). Core operating income margin in constant currencies increased by 0.2 percentage points on a pro forma basis, with a positive currency impact of 1.1 percentage points, resulting in a net increase in core operating income margin of 1.3 percentage points to 32.8% of net sales. Gross margin was 74.1% of net sales and broadly in line with the previous-year period. R&D expenses represented 9.7% of net sales, also in line with the 2010 period. Marketing & Sales expenses, which represented 26.7% of net sales, improved by 1.5 percentage points despite increased investments in emerging markets. General & Administration expenses declined from 5.8% to 5.1% of net sales in the 2011 period, as a result of good cost management and merger-related cost synergies.

Full year

Net sales
Net sales of USD 10.0 billion rose 10% (+7% cc) on a pro forma basis, driven by strong global Ophthalmic Pharmaceuticals product growth of 12% (+10% cc), Surgical products growth of 11% (+8% cc), and by the top six emerging markets, which grew 26% (+22% cc) over 2010.

Operating income
Operating income of USD 1.5 billion rose 24% (+14% cc) on a pro forma basis. Full year operating income was impacted by the inclusion of exceptional income from a litigation settlement (USD 183 million), amortization of intangible assets (USD 1.9 billion), integration costs (USD 221 million), and the impact of manufacturing optimization (USD 57 million).

Core operating income of USD 3.5 billion increased by 13% (+9% cc) on a pro forma basis. Core operating income margin in constant currencies increased by 0.7 percentage points on a pro forma basis; in addition, there was a positive currency impact of 0.1 percentage points, resulting in a net increase in core operating income margin of 0.8 percentage points to 35.1% of net sales.

Sandoz
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 294	2 420	-5	-4	9 473	8 592	10	7
Operating income	394	292	35	33	1 422	1 321	8	10
As % of net sales	17.2	12.1			15.0	15.4
Core operating income	408	419	-3	-4	1 921	1 742	10	11
As % of net sales	17.8	17.3			20.3	20.3

Fourth quarter

Net sales
Sandoz net sales declined 5% (-4% cc) to USD 2.3 billion, with 5 percentage points of volume expansion more than offset by price erosion of 9 percentage points. The volume increase was driven by strong performances in Russia, France, Spain, Japan and Italy, as well as by biosimilars.

US retail generics and biosimilars (USD 727 million, -4% cc) declined due to additional competition and associated price decline for enoxaparin (generic Lovenox®) as well as the significant 180-day launches of both Sandoz’s gemcitabine and lansoprazole authorized generics in the prior-year quarter. German sales of retail generics and biosimilars (USD 343 million, -4% cc) declined compared to the prior-year quarter, but improved significantly over performance in the first nine months of 2011, absorbing the price impact of statutory health insurance tenders as well as new lower reference prices. Western Europe retail generics and biosimilars grew significantly (+9% cc), driven by strong performances in France, Spain and Italy. Emerging markets growth was led by Latin America (+14% cc) and Asia (+10% cc).

Sandoz strengthened its number one global position in the biosimilars segment (USD 77 million, +46%, +48% cc), with strong momentum across all three of its products – Omnitrope (human growth hormone), Binocrit (epoetin alfa), and Zarzio (filgrastim) – each of which is now the leading biosimilar in its respective market segment.

Operating income
Operating income increased by 33% in constant currencies to USD 394 million. The operating income margin improved by 5.1 percentage points as compared to the fourth quarter of 2010, reaching 17.2% of net sales. The operating income margin increased by 4.6 percentage points more than the core operating income margin, primarily as a result of a USD 106 million reduction of a contingent consideration obligation, partly offset by provisions for legal cases in the US.

Core operating income declined 4% in constant currencies to USD 408 million. Core operating income margin increased by 0.5 percentage points to 17.8% of net sales. Currency had a positive impact of 0.5 percentage points, resulting in a flat core operating income margin in constant currencies. Gross margin increased by 2.1 percentage points (cc), driven by favorable sales mix together with productivity improvements, partly offset by price erosion and investments into product quality programs. Marketing & Sales (-1.1 percentage points in cc) increased due to higher investments into growing businesses in Western Europe and emerging markets. R&D expenses (-0.2 percentage points in cc) increased due to investments in the development of differentiated generics such as biosimilars and respiratory products, partly offset by productivity savings. General & Administration expenses (-0.4 percentage points in cc) increased due to declining sales in the quarter. Other Income & Expense, net, (-0.4 percentage points in cc) increased mainly due to higher costs of restructuring in 2011 (below the threshold for exclusion from core).

Full year

Net sales
Sandoz achieved strong sales growth in 2011 (USD 9.5 billion, +10%, +7% cc) versus prior year driven by significant growth in US retail generics and biosimilars (+22% cc), with sales of over USD 1 billion for enoxaparin. Strong performances in Canada (+13% cc), Western Europe (+13% cc), Latin America (+12% cc), Asia (+12% cc) and Central and Eastern Europe (+6% cc) also contributed to growth in the full year. Germany retail generics and biosimilars declined (-13% cc) in a market that is estimated to have contracted 17% in net terms due to the impact of statutory health insurance tenders and new lower reference prices. Biosimilars grew 37% in constant currencies to USD 261 million globally. Sales volume expanded 14 percentage points due to new product launches, and Falcon (transferred from Alcon) contributed 2 additional percentage points of growth, more than compensating price erosion of 9 percentage points.

Operating income
Operating income grew 10% in constant currencies over the prior year to USD 1.4 billion. The operating income margin improved by 0.5 percentage points in constant currencies, offset by a negative currency impact of 0.9 percentage points, resulting in a net decrease of 0.4 percentage points to 15.0% of net sales. The constant currency margin improvement was the result of productivity improvements, the addition of the Falcon business and income from reduction of a contingent consideration obligation, partly offset by charges and provisions for legal cases in the US (USD 204 million) as well as price erosion.

Core operating income rose 11% in constant currencies to USD 1.9 billion, as declining prices were more than offset by additional sales volume, new product launches and productivity improvements in all areas. Core operating income margin in constant currencies increased by 0.8 percentage points to 21.2% of net sales. Currency had a negative impact, resulting in a 20.3% core operating income margin.

Vaccines and Diagnostics
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	671	361	86	86	1 996	2 918	-32	-34
Operating income/loss	42	-253	nm	nm	-249	612	nm	nm
As % of net sales	6.3	-70.1			-12.5	21.0
Core operating income	101	-121	nm	nm	135	1 066	-87	-85
As % of net sales	15.1	-33.5			6.8	36.5
nm – not meaningful

Fourth quarter

Net sales
Fourth quarter net sales were USD 671 million, growing 86% in constant currencies over the prior-year period. This growth was driven primarily by continued strength in our meningococcal disease franchise, the phasing of bulk pediatric production following the resolution of shipment delays experienced in prior quarters, and higher Diagnostics sales. We also realized one-time pre-pandemic flu vaccine sales in the fourth quarter, contributing to net sales growth over the prior-year period.

Operating income/loss
Despite continued investment in our pipeline and meningococcal disease franchise, operating income was USD 42 million for the quarter compared to a loss of USD 253 million for the same period in 2010. The improvement was driven by higher sales in the 2011 quarter as well as USD 75 million of exceptional financial impairments and restructuring charges in the prior-year quarter.

Core operating income was USD 101 million for the period compared to a loss of USD 121 million for the same period in 2010.

Full year

Net sales
Net sales were USD 2.0 billion for the full year 2011 (-34% cc) compared to USD 2.9 billion in the prior year. The primary driver of net sales variance against the prior year was USD 1.3 billion of A(H1N1) pandemic flu vaccine sales in 2010 not repeated in 2011.

Excluding the impact of A(H1N1) pandemic flu vaccines sales in 2010, net sales growth was 22% in constant currencies, driven by growth across all strategic franchises, with a particularly strong contribution from our meningococcal disease franchise.

The growth of our meningococcal disease franchise was underpinned by Menveo, which continues to gain market segment share both in the US and internationally, with net sales of USD 142 million in 2011.

Operating income/loss
Operating loss was USD 249 million for the full year 2011 compared to an income of USD 612 million in 2010, due in large part to the operating income associated with A(H1N1) pandemic flu vaccine sales from the prior year not repeated in 2011.

Excluding the impact of A(H1N1), profitability improved, despite continued investment in our pipeline and meningococcal disease franchise, driven by solid underlying sales growth. 2011 included impairments of USD 143 million related to financial and intangible assets compared to USD 98 million in 2010; 2010 also included charges related to a legal settlement of USD 45 million and restructuring charges of USD 52 million.

Core operating income for the year was USD 135 million compared to USD 1.1 billion for 2010. Excluding the impact of A(H1N1), core operating income also improved over 2010.

Consumer Health
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 078	1 163	-7	-6	4 631	4 362	6	3
Operating income/loss	27	124	-78	-61	727	778	-7	4
As % of net sales	2.5	10.7			15.7	17.8
Core operating income	166	144	15	30	873	845	3	12
As % of net sales	15.4	12.4			18.9	19.4

Fourth quarter

Net sales
Consumer Health declined 7% (-6% cc) in the fourth quarter.

OTC experienced a net sales decline in the fourth quarter mainly due to a temporary suspension of operations and voluntary product recall of Excedrin, Bufferin, NoDoz, and Gas-X products at Consumer Health’s US manufacturing facility in Lincoln, Nebraska. Supplies from the Lincoln plant account for approximately 25% of OTC’s total sales and are distributed mainly to customers in the US, Canada and Latin America. Product divestments earlier in the year contributed to the sales decline over the prior-year quarter. OTC maintained double-digit growth in emerging growth markets led by China and Russia where the business achieved its highest-ever monthly market share. OTC also continued to strengthen its position in Germany where it drove high-single-digit growth in consumption, despite a declining market, through product innovation and strong commercial execution.

Animal Health sales grew significantly ahead of the market outside the US, with key emerging markets contributing double-digit growth. US sales grew double-digit in the Farm Animal Business, which mostly offset the negative impact of an increasingly competitive Companion Animal market in the heartworm and flea parasiticides categories. In Europe, Milbemax continues to be the number one de-wormer for cats and dogs, with a new chewable formulation leading growth. The recently launched Onsior, a non-steroidal anti-inflammatory for cats and dogs, continued to gain market segment share across key European markets and Japan.

Operating income
Operating income declined by 78% (-61% cc) to USD 27 million largely due to the provisions required for the voluntary recall of certain products. Currency had a negative impact of 17 percentage points, as Consumer Health carries a relatively high share of its cost base in Switzerland. Operating income margin declined by 8.2 percentage points to 2.5% of net sales, with a negative impact of 2.0 percentage points attributable to currency.

Core operating income grew by 15% (+30% cc) to USD 166 million. Core operating income excludes the USD 115 million exceptional charge related to the product recall. Core operating income margin in constant currencies increased by 4.7 percentage points. USD 73 million of the product recall exceptional charge relates to sales returns. As no corresponding adjustment was made at the net sales level, it had a beneficial impact of 1.0 percentage points on the core operating income margin. The underlying improvement of 3.7 percentage points compares to a low base in the previous-year quarter from an exceptionally high spend level in 2010 in the OTC business.

Core gross margin slightly increased versus prior year (+0.1 percentage points) as a result of margin improvements from manufacturing efficiencies. Marketing & Sales expenses improved strongly by 2.5 percentage points (cc) driven by rigorous cost control in OTC compared to the exceptionally high spend in the prior-year quarter, partially offset by increased investment in the US business of Animal Health. Due to our continued commitment to innovation, R&D expenses increased slightly (-0.1 percentage points cc), while General & Administration expenses improved strongly by 0.8 percentage points (cc) versus previous year as a result of cost control measures and productivity improvements. Other Income and Expense, net, improved by 0.4 percentage points (cc).

Full year

Net sales
OTC and Animal Health delivered combined full year sales growth of 6% (+3% cc).

OTC delivered low-single-digit growth driven by emerging markets and priority brands. In nine out of the top ten countries for OTC, volume growth outpaced the market. Cough and cold brands, including Theraflu, grew strongly behind sustained investment and a stronger season in several markets compared to 2010. Voltaren continued to grow through the use of innovative commercial models and a focus on marketing fundamentals, while Prevacid24HR benefitted from normalized stock movements compared to 2010. In the US, Excedrin sales declined in the fourth quarter due to the temporary suspension of operations and voluntary product recall at OTC’s Lincoln site. Expired distribution contracts and divested brands also negatively impacted sales growth versus the prior year.

Animal Health contributed mid-single-digit sales growth over the previous year, driven by Germany, Japan, Australia and emerging markets. CliK and Vetrazin retained their leadership positions in the sheep market in Australia and the UK. Milbemax delivered double-digit growth as the number one cat and dog de-wormer in Europe, while Onsior gained market segment share across key European markets and Japan. In the swine business, Denagard continued to drive strong double-digit growth led by the US. Total US sales were flat despite the negative impact of a competitor entry in the heartworm and flea categories.

Operating income
Full year operating income decreased by 7% (+4% cc) to USD 727 million, with operating income margin in constant currencies increasing by 0.2 percentage points, offset by a negative currency impact of 2.3 percentage points, resulting in an operating income margin of 15.7% of net sales.

Core operating income increased by 3% (+12% cc) to USD 873 million. Core operating income excludes the USD 115 million exceptional charge related to the product recall. Core operating income margin in constant currencies increased by 1.8 percentage points. This result demonstrates strong operating leverage with core operating income growing significantly ahead of sales. USD 73 million of the product recall exceptional charge relates to sales returns. As no corresponding adjustment was made at the net sales level, it had a beneficial impact of 0.4 percentage points on the core operating income margin. Currency negatively impacted core operating income margin by 2.3 percentage points, resulting in a net core operating income margin decrease of 0.5 percentage points to 18.9% of net sales.

Gross margin improved slightly by 0.1 percentage points (cc) driven by productivity gains that were partially offset by product mix. Marketing & Sales expenses decreased by 0.7 percentage points (cc) versus prior year driven by efficiency improvements in OTC partially offset by increased investment in the Animal Health business. R&D expenses decreased by 0.1 percentage points (cc) from productivity measures that more then offset continued investment in innovation. General & Administrative expenses decreased by 0.2 percentage points (cc) due to strong cost control. Other Income and Expense, net, improved by 0.3 percentage points (cc) largely driven by income from smaller product divestments.

GROUP BALANCE SHEET AND CASH FLOW

Balance sheet

Assets
The total assets at December 31, 2011 amounted to USD 117.5 billion and were USD 5.8 billion lower than the level at the beginning of the year. Total non-current assets amounted to USD 93.4 billion compared to USD 96.6 billion at the beginning of the year, and included goodwill and intangible assets, which decreased to USD 61.9 billion from USD 64.9 billion at the beginning of the year. Current assets also decreased to USD 24.1 billion from USD 26.7 billion mainly due to a reduction in marketable securities, which fell by USD 3.1 billion as a result of the transaction with Alcon minority shareholders and a decrease in inventories of USD 0.2 billion while trade receivables increased by USD 0.5 billion.

Financial debt
Total current and non-current financial debt including derivatives decreased by USD 2.8 billion to USD 20.2 billion at December 31, 2011 compared to December 31, 2010, despite the funding of acquisitions and share repurchases. The long-term financial debt of USD 13.8 billion comprises bonds and Euro Medium Term Notes totaling USD 12.7 billion and other long-term financial loans of USD 1.1 billion. The short-term financial debt of USD 6.4 billion comprises commercial paper of USD 2.2 billion and other short-term borrowings totaling USD 4.2 billion.

Group equity
The Group’s equity fell by USD 3.8 billion to USD 65.9 billion at December 31, 2011 compared to December 31, 2010. Total comprehensive income amounted to USD 7.3 billion, principally due to net income for 2011 (USD 9.2 billion), offset by net actuarial losses from defined benefit plans (USD 1.4 billion) and negative currency translation movements (USD 0.6 billion). This was more than offset by dividends (USD 5.4 billion), the net effect of the purchase of treasury shares (USD 3.5 billion) coupled with the acquisition of the remaining USD 2.9 billion non-controlling interest in Alcon, Inc. and an increase from equity-based compensation (USD 0.8 billion).

The acquisition of the remaining non-controlling interests in Alcon, Inc. in 2011 was achieved in two key steps. Prior to April 8, 2011, 4.8% of Alcon, Inc. was acquired, which resulted in a reduction of Group’s equity by USD 2.4 billion. On April 8, 2011, the remaining outstanding non-controlling interests were acquired by an exchange of Novartis shares with a value of USD 9.2 billion plus a contingent value payment of USD 0.5 billion. Including acquisition-related costs charged to equity of USD 0.1 billion, this resulted in total charges of USD 12.2 billion which were offset by the amount of USD 6.5 billion non-controlling interests Novartis obtained through this transaction, leading to a net reduction of USD 5.7 billion. Non-controlling interests reduced by USD 6.6 billion, mainly driven by the transaction described above.

Liquidity
The Group’s debt/equity ratio improved to 0.31:1 at December 31, 2011, compared to 0.33:1 at the end of 2010 as the impact of the lower equity was more than offset by the impact of the lower financial debts. The Group’s liquidity decreased from USD 8.1 billion at the end of 2010 to USD 5.1 billion at the end of 2011. Net debt at December 31, 2011 was USD 15.2 billion compared to the USD 14.9 billion at the beginning of the year.

Cash flow

The free cash flow for the fourth quarter of 2011 amounted to USD 3.9 billion compared to USD 4.2 billion in the year ago period mainly on account of proceeds of USD 0.4 billion from an initial cash payment from the Enablex® divestment recorded in the prior year period. Despite higher tax payments and working capital requirements, cash flow from operating activities was USD 4.7 billion, significantly higher than operating income.

Cash flow used in investing activities was USD 0.8 billion, mainly due to purchases of property, plant and equipment compared to USD 0.6 billion in the prior year period.

The cash outflow for financing activities in the fourth quarter of 2011 was USD 4.2 billion on account of repayments of financial debts of USD 3.4 billion and treasury share transactions of USD 0.7 billion.

Free cash flow for the full year was USD 12.5 billion, which represents an increase of 1% or USD 0.2 billion compared to the prior-year period. Cash flow from operating activities was USD 14.3 billion, an increase of only USD 0.2 billion as a result of the strong cash collection for A(H1N1) pandemic flu vaccines in the prior year period.

Cash outflows for investing activities were USD 0.8 billion compared to USD 15.8 billion in the prior year period. Outflows for investments in property, plant and equipment assets (USD 2.2 billion) and intangible and financial assets (USD 0.4 billion) as well as acquisition of businesses (USD 0.6 billion), mainly Genoptix, Inc. were partly compensated by inflows from the sale of marketable securities (USD 1.6 billion) and proceeds from the sales of various assets (USD 0.8 billion, mainly Elidel® marketing rights). In the prior year period, outflows for investments in property, plant and equipment assets (USD 1.7 billion) and in intangible and financial assets (USD 0.7 billion) as well as acquisition of businesses (USD 26.7 billion), mainly Alcon, were partially funded by the sale of marketable securities (USD 12.6 billion) and proceeds from the sales of various assets (USD 0.7 billion).

For the full year 2011, the cash outflow for financing activities was USD 15.0 billion. It was comprised of outflows of USD 5.4 billion for the dividend payment, of USD 3.5 billion for treasury share repurchases, USD 3.2 billion for the acquisition of the Alcon minority interests and USD 2.8 billion for the repayment of financial debts and USD 0.1 billion other financing items.

PRODUCT REVIEW

Pharmaceuticals product review

All comments below focus on fourth quarter movements.

Cardiovascular and Metabolism
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 318	1 576	-16	-17	5 665	6 053	-6	-9
Exforge	323	251	29	30	1 209	904	34	30
Subtotal Valsartan Group	1 641	1 827	-10	-10	6 874	6 957	-1	-4
Tekturna/Rasilez	108	133	-19	-18	557	438	27	24
Subtotal Hypertension	1 749	1 960	-11	-11	7 431	7 395	0	-3
Galvus	199	124	60	63	677	391	73	66
Total strategic products	1 948	2 084	-7	-7	8 108	7 786	4	1
Established medicines	245	309	-21	-22	1 027	1 369	-25	-29
Total	2 193	2 393	-8	-8	9 135	9 155	0	-4

Our Hypertension franchise consists of the Valsartan Group (which includes the Diovan Group and Exforge Group) and Tekturna/Rasilez.

Diovan Group (USD 1.3 billion, -17% cc) worldwide sales declined due to loss of exclusivity in the EU. Diovan Group remains the top-selling anti-hypertensive medication worldwide, with 13.27% share of the global hypertension market.

Exforge Group (USD 323 million, +30% cc) showed strong worldwide growth fueled by continued prescription demand in the EU, US and other key regions, as well as ongoing Exforge HCT launches in Europe, Asia and Latin America. Exforge, a single-pill combination of Diovan and the calcium channel blocker amlodipine, delivered excellent growth globally and is now available for patients in over 80 countries. Exforge HCT, Exforge with a diuretic (hydrochlorothiazide) in a single pill, is now available in over 40 countries with additional launches expected in 2012.

Tekturna/Rasilez  (USD 108 million, -18% cc), aliskiren, saw sales decline in the fourth quarter. In late December, following the review of data from the ALTITUDE study with Tekturna/Rasilez, Novartis announced that the trial was halted on the recommendation of the independent Data Monitoring Committee (DMC) overseeing the study. As an additional precautionary measure, Novartis has ceased promotion of Tekturna/Rasilez-based products for use in combination with an ACE inhibitor or ARB.

Galvus Group (USD 199 million, +63% cc), which includes oral treatments with vildagliptin for type 2 diabetes, showed strong growth in Japan and in many European, Latin American and Asian-Pacific markets since launch in 2007. In the fourth quarter, Galvus received EU approval for expanded use in type 2 diabetes patients with moderate or severe renal impairment and a CHMP positive opinion for use as a monotherapy for type 2 diabetes patients who cannot take metformin. Vildagliptin is now available in nearly 90 countries with an additional launch in China expected in 2012.

Oncology
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Bcr-Abl Franchise
Gleevec/Glivec	1 238	1 143	8	9	4 659	4 265	9	5
Tasigna	207	126	64	65	716	399	79	74
Subtotal Bcr-Abl Franchise	1 445	1 269	14	14	5 375	4 664	15	11
Zometa	368	395	-7	-7	1 487	1 511	-2	-5
Sandostatin	374	351	7	7	1 443	1 291	12	9
Femara	134	351	-62	-62	911	1 376	-34	-37
Exjade	229	209	10	10	850	762	12	8
Afinitor	133	80	66	66	443	243	82	77
Other	46	37	24	26	163	181	-10	-15
Total	2 729	2 692	1	2	10 672	10 028	6	3

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, continued to grow strongly, reaching USD 1.4 billion (+14% cc) in the fourth quarter.

Gleevec/Glivec (USD 1.2 billion, +9% cc) continued to grow as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML), and as a treatment for metastatic, unresectable and adjuvant (post-surgery) KIT+ gastrointestinal stromal tumors.

Tasigna (USD 207 million, +65% cc) is growing rapidly as a next-generation targeted therapy for adult patients with Ph+ CML in chronic phase. It has received regulatory approval in the first-line indication in more than 50 markets globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is approved as a second-line treatment for patients with Ph+ CML chronic and accelerated phases in more than 95 countries. Tasigna market share continues to rise in both the first-line and second-line Ph+ CML settings.

Zometa (USD 368 million, -7% cc) is a leading treatment to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma. In Europe and the US, Zometa is available in a ready-to-use formulation to increase convenience of administration. While sales in Europe grew, competition in the US caused a 5% decline in total in the fourth quarter.

Sandostatin (USD 374 million, +7% cc) continued to benefit from the increasing use of Sandostatin LAR in key markets to treat symptoms of patients with neuroendocrine tumors, as well as approvals in more than 25 countries for the delay of tumor progression in patients with midgut carcinoid tumors. It is currently under review in more than 20 additional countries for this indication.

Femara (USD 134 million, -62% cc), a treatment for early stage and advanced breast cancer in postmenopausal women, experienced an expected decline in sales due to multiple generic entries in the US, Europe and other key markets.

Exjade (USD 229 million, +10% cc), a once-daily oral therapy for transfusional iron overload, approved in more than 100 countries, continued to grow outside the US at a double-digit rate. Regulatory filings were submitted in the EU and are underway in the US for Exjade use in patients with non-transfusion-dependent thalassemia based on results from THALASSA, a pivotal study presented at the American Society of Hematology meeting in December.

Afinitor (USD 133 million, +66% cc), an oral inhibitor of the mTOR pathway used across multiple diseases, continued to achieve strong growth in key markets. The first approved treatment for patients with advanced renal cell carcinoma following VEGF-targeted therapy, Afinitor is currently approved in more than 80 countries for this indication. Afinitor is also approved in 39 countries, including the US, EU and Japan, for the treatment of advanced pancreatic neuroendocrine tumors. In addition, everolimus, the active ingredient in Afinitor, is approved in 40 countries (including in the US as Afinitor and in the EU as Votubia) for the treatment of subependymal giant cell astryocytomas associated with tuberous sclerosis. Everolimus is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Neuroscience and Ophthalmics
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	550	394	40	39	2 050	1 533	34	26
Exelon/Exelon Patch	271	256	6	8	1 067	1 003	6	4
Comtan/Stalevo	152	157	-3	-3	614	600	2	-1
Gilenya	203	11	nm	nm	494	15	nm	nm
Extavia	39	40	-3	-4	154	124	24	19
Other (including Fanapt)	45	41	10	12	159	190	-16	-23
Total strategic products	1 260	899	40	41	4 538	3 465	31	25
Established medicines	133	148	-10	-9	547	567	-4	-8
Total	1 393	1 047	33	34	5 085	4 032	26	21
nm – not meaningful

Lucentis (USD 550 million, +39% cc) continued to grow strongly as the only anti-VEGF therapy licensed across three ocular indications: wet age related macular degeneration (AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is the standard first-line therapy and the only medicine approved in more than 100 countries to significantly improve vision in patients with this disease. In December, it was approved in this indication in China. Lucentis is approved for the treatment of visual impairment due to DME and macular edema secondary to RVO in more than 50 countries, including Australia this quarter. Genentech/Roche holds the rights to Lucentis in the US.

Exelon/Exelon Patch (USD 271 million, +8% cc) combined sales showed continued growth. Exelon Patch, the transdermal form of the medicine, grew 13% and generated 78% of total Exelon sales in the fourth quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia.

Gilenya (USD 203 million), a once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients, continued to show rapid growth. Gilenya is now approved in more than 55 countries, with more than 25,000 patients on the commercial product. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

Extavia (USD 39 million, -4% cc), the Novartis-branded version of Betaferon®/Betaseron® (interferon beta-1b) for relapsing forms of MS, was impacted by tender phasing in the fourth quarter of 2011, but continued to grow in key markets delivering 19% growth for the full year. Extavia has been approved in over 35 countries since it received EU approval in 2008. Betaferon® and Betaseron® are registered trademarks of Bayer.

Respiratory
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	130	102	27	33	478	369	30	29
TOBI	79	72	10	10	296	279	6	4
Onbrez Breezhaler	32	17	88	94	103	33	nm	nm
Total strategic products	241	191	26	30	877	681	29	27
Established medicines	46	48	-4	-3	172	174	-1	-6
Total	287	239	20	23	1 049	855	23	21
nm – not meaningful

Onbrez Breezhaler (USD 32 million, +94% cc) has continued to grow strongly across all markets as a once-daily long-acting beta2-agonist (LABA) for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler is now approved in more than 80 countries, including the US, where it is approved under the name Arcapta Neohaler, and Japan. In Japan, Novartis announced a co-promotion agreement with Eisai Co. Ltd. starting on December 1, 2011, covering Onbrez Inhalation Capsules and, if approved, the investigational drugs NVA237 (glycopyrronium bromide) and QVA149 (a fixed-dose combination of indacaterol maleate and glycopyrronium bromide), to increase support for COPD patients in that country. In Germany, fourth quarter sales were negatively impacted when the reimbursed price for Onbrez Breezhaler was reduced below that of generic LABAs. Novartis has maintained prices for Onbrez Breezhaler in Gemany, since it offers additional benefits over existing LABAs as described in the EU-approved label. An additional co-payment for Onbrez Breezhaler is now required for many patients in Germany.

Xolair (USD 130 million, +33% cc), a biotechnology drug approved for severe persistent allergic asthma in Europe and for moderate-to-severe persistent allergic asthma in the US, gained blockbuster status this quarter when annual global sales reached USD 1 billion (including US sales booked by Genentech/Roche). Xolair is now approved in 90 countries and continues to grow strongly in Europe, major Latin American markets and Japan. A Phase III trial is ongoing to support registration in China. Launches are continuing across Europe for Xolair Liquid, a new formulation in pre-filled syringes that enables easier administration over the original lyophilized formulation. Phase III studies are also being conducted in an additional potential indication, chronic idiopathic urticaria. Novartis co-promotes Xolair with Genentech/Roche in the US, and shares a portion of the operating income, but does not book any US sales. Novartis has the sole rights to market Xolair outside the US.

TOBI Podhaler (USD 79 million, including TOBI nebulizer solution) is approved in the EU and Canada for the treatment of chronic Pseudomonas aeruginosa lung infections in patients with cystic fibrosis aged six years and older. TOBI Podhaler (inhalation powder) is a new dry powder formulation of the antibiotic tobramycin, delivered using a more convenient, patient-friendly device that reduces administration time by 72% relative to TOBI (nebulizer solution) with comparable efficacy. TOBI Podhaler has shown rapid uptake in launch markets, reflecting the benefits it brings to patients in terms of independence and time.

Integrated Hospital Care
	Q4 2011	Q4 2010	% change		FY 2011	FY 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	234	235	0	-2	903	871	4	-2
Myfortic	146	114	28	31	518	444	17	15
Zortress/Certican	49	39	26	29	187	144	30	25
Ilaris	12	10	20	32	48	26	85	82
Other	92	79	16	15	363	293	24	19
Total strategic products	533	477	12	12	2 019	1 778	14	9
Established medicines	366	400	-9	-8	1 453	1 469	-1	-4
Total	899	877	3	3	3 472	3 247	7	3

Zortress/Certican (USD 49 million, +29% cc) is a transplantation medicine indicated to prevent organ rejection in adult heart and kidney transplant patients that is available in more than 85 countries. It continues to generate solid growth, particularly in the US market, where it has been available since April 2010 for adult kidney transplantation under the trade name Zortress. Everolimus is marketing for other indications under the trade names Afinitor and Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 12 million, +32% cc) is approved in over 50 countries for the treatment of adults and children who suffer from cryopyrin-associated periodic syndrome, a group of rare auto-inflammatory disorders, and was recently launched in Japan.

Alcon product review

All comments below focus on fourth quarter movements, and are on a pro forma basis.

Surgical
	Q4 2011	Q4 2010	*	% change*		FY 2011	FY 2010*	% change*
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Cataract products	732	711		3	4	2 858	2 668	7	4
Cataract IOLs	318	319		0	1	1 276	1 207	6	3
Vitreoretinal products	136	113		20	21	529	424	25	21
Refractive/Other	60	36		67	65	200	129	55	51
Total	928	860		8	9	3 587	3 221	11	8
*Pro forma

In the fourth quarter, global Surgical sales were USD 928 million, an increase of 8% (+9% cc) over the previous-year quarter. Emerging markets grew strongly, while intraocular lens unit sales in the US showed slower growth versus the 2010 period. Global sales of advanced technology intraocular lenses rose 10% (+13% cc), mostly due to strong sales of the AcrySof IQ Toric and AcrySof IQ ReSTOR+3.0 intraocular lenses. The LenSx laser, a femtosecond laser for refractive cataract surgery, had a strong quarter of unit sales, with over 500 surgeons globally now trained to use this cutting-edge technology. The Constellation vitreoretinal surgical system contributed to robust sales growth within the vitreoretinal category. Strong growth in the refractive segment was driven both by sales of equipment and increased market share in the US.

Ophthalmic Pharmaceuticals
	Q4 2011	Q4 2010	*	% change*		FY 2011	FY 2010*	% change*
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Glaucoma	315	297		6	7	1 287	1 136	13	10
Allergy/Otic/Nasal	164	151		9	10	884	813	9	7
Infection/inflammation	240	219		10	11	967	839	15	14
Dry Eye/Other	197	182		8	11	810	727	11	10
Total	916	849		8	9	3 948	3 515	12	10
*Pro forma

Global sales of Ophthalmic Pharmaceuticals products increased 8% (+9% cc) to USD 916 million. Glaucoma product sales rose 6% (+7% cc), with growth driven by non-US combination products DuoTrav and Azarga, with a combined growth of 29% (+30% cc). Infection/inflammation product sales advanced 10% (+11% cc) led by strong growth of Nevanac ophthalmic suspension, as well as solid performance of Durezol ophthalmic suspension. Dry eye products Systane and Systane Balance were the key contributors to growth in that product segment.

Vision Care
	Q4 2011	Q4 2010	*	% change*		FY 2011	FY 2010*	% change*
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Contact lenses	408	398		3	3	1 701	1 579	8	3
Solutions/Other	173	170		2	1	713	716	0	-4
Total	581	568		2	2	2 414	2 295	5	1
*Pro forma

Global sales of Vision Care products rose 2% (+2% cc) to USD 581 million. Contact lens growth was driven by the continued strong performance of Air Optix, which leads the marketplace in the multifocal segment and achieved 11% (cc) growth over the previous-year quarter, and by strong Dailies growth in the US. Sales of contact lenses were impacted by the discontinuation of the Specialty contact lens business as well as slower market growth in European countries. Contact lens solutions sales were led by strong double-digit growth of the Clear Care hydrogen peroxide solution, offset by weakness in the category for multi-purpose product sales.

INNOVATION REVIEW

Key developments in the fourth quarter of 2011:

New approvals and positive opinions

•
Lucentis (ranibizumab) was approved by China’s State Food and Drug Administration to treat wet age-related macular degeneration, making it the first licensed therapy in its class available to patients in China.

•
Rasitrio, a single-pill combination of aliskiren, amlodopine and hydrochlorothiazide, received approval in the EU. Rasitrio is indicated for the treatment of hypertension in patients who can be adequately treated with aliskiren, amlodipine and hydrochlorothiazide given at the same time and dose level as in the combination pill. Novartis is working with health authorities to address the implications of the ALTITUDE (Aliskiren Trial in Type 2 Diabetes Using Cardio-Renal Endpoints) study for combination products containing aliskiren.

•
Galvus (vildagliptin) received EU approval for expanded use in type 2 diabetes patients with moderate or severe renal impairment and a CHMP positive opinion for use as a monotherapy for type 2 diabetes patients who cannot take metformin.

•	Zortress/Certican (everolimus) was approved in Japan as a treatment to prevent organ rejection in adult kidney transplant patients. Certican is already approved in Japan for heart transplantation.

•
Afinitor (everolimus) was approved in Japan as a treatment for pancreatic neuroendocrine tumors. Afinitor is also approved in Japan for the treatment of non-resectable, metastatic renal cell carcinoma (advanced kidney cancer).

•
In January 2012, EMA’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Signifor (SOM230, pasireotide) for the treatment of Cushing’s disease. If approved, Signifor would be the first medication in the EU targeting Cushing’s disease. An EMA decision is expected in 2012.

•
Also in January 2012, CHMP adopted a positive opinion for extended adjuvant Glivec (imatinib) therapy for patients with resected KIT+ gastrointestinal stromal tumors, based on data demonstrating a survival benefit with three years of treatment relative to one year. The FDA granted a priority review of these data for an update to the label with action expected in the first half of 2012.

•
Alcon’s EX-PRESS Glaucoma Filtration Device (P50PL and P200PL) and WaveLight Allegretto Wave Eye-Q Refractive Laser gained approval in Japan in the fourth quarter. The filtration device provides an easier path for the physician to drain aqueous fluid from the anterior chamber of the eye, compared to the current trabeculectomy procedure, providing a more consistent surgical procedure and more predictable patient outcomes. The Eye-Q excimer laser has enhanced pulse frequency of 400 Hz while providing innovative and reliable eye tracking and improved ergonomics for the physician and patient.

•
The EMA's Committee for Medicinal Products for Human Use adopted a positive opinion in the fourth quarter for expanding the label claim for Nepafenac, adding an indication for the reduction in the risk of postoperative macular edema associated with cataract surgery in diabetic patients.

•	The WaveLight EX500 Excimer Laser, which improves refractive outcomes while offering additional precision and safety in LASIK procedures, gained approval in the US in the fourth quarter.

Regulatory updates

•
Novartis is working with the European Medicine’s Agency (EMA) and the US Food and Drug Administration (FDA) on their reviews of the benefits and risks of Gilenya that were initiated following the report of a patient death that occurred within 24 hours after receiving the first dose of Gilenya in November 2011. The FDA has stated that, at this time, it cannot conclude whether the drug resulted in the November 2011 patient death. According to the EMA, the cause of that patient death is still unexplained. In addition, the EMA described 10 other deaths as being of potential interest but noted that the role of Gilenya in these deaths has not been established. These other events preceded the November 2011 death, and were reported to the health authorities per regulations. During the EMA review process and following the recent consultation with the Committee for Medicinal Products for Human Use (CHMP), Novartis is in the process of notifying physicians of new interim recommendations regarding the initiation of treatment with Gilenya in the European Union to be effective immediately. This includes the addition of continuous electrocardiogram (ECG) monitoring during the six-hour observation period following the first dose. First dose monitoring is already recommended in the Gilenya label. In patients who meet certain specified criteria, monitoring should be extended.

•
NVA237 (glycopyrronium bromide) is under regulatory review in the EU, where it was submitted for approval in the third quarter of 2011 under the brand name Seebri Breezhaler as a once-daily maintenance treatment for chronic obstructive pulmonary disease. In the fourth quarter, NVA237 was submitted for approval in Japan, where if approved it would be co-promoted with Eisai Co. Ltd. In the US, Novartis is in dialogue with the FDA regarding additional clinical data needed to secure approval. QVA149, a fixed-dose combination of glycopyrronium bromide and indacaterol maleate, remains on track for submission in ex-US countries starting in the fourth quarter of 2012.

•
QTI571 (imatinib) is expected to be submitted for approval by the end of the first quarter of 2012 in the US and EU for the treatment of pulmonary arterial hypertension (PAH). The submission will be supported by Phase III data showing that patients achieved a significant improvement in exercise capacity compared to placebo when QTI571 was added to two or more PAH-specific therapies. The submission will also include data from an extension of the Phase III IMPRES study confirming the long-term efficacy and safety profile of QTI571.

•
Alcon’s Phase III studies to support the new once-a-day dosing formulation of Nepafenac for the treatment of pain and inflammation following cataract surgery were successfully completed and a New Drug Application (NDA) was filed.

•	In Alcon, the Phase III trials supporting the new uveitis indication for Durezol were successfully completed and the NDA was filed.

•	Dailies Total 1, a new technology for daily disposable contact lenses in the Alcon Division, was filed under 510(k) in the US.

Results from ongoing trials

•
Updated results of the Afinitor Phase III study, BOLERO-2, were presented at the 2011 San Antonio Breast Cancer Symposium. The study, examining Afinitor (everolimus) in ER+ HER2- advanced breast cancer, showed treatment with everolimus plus hormonal therapy more than doubled progression-free survival (PFS) to 7.4 months compared to 3.2 months with hormonal therapy alone by local investigator assessment. An additional analysis based on an independent central radiology review showed everolimus extended PFS to 11.0 months compared to 4.1 months. Worldwide regulatory submissions are underway, with FDA and EMA decisions expected in 2012.

•
The first placebo-controlled study of Exjade (deferasirox) in patients with non-transfusion-dependent thalassemia (NTDT), THALASSA, met its primary endpoint, showing that Exjade significantly reduced liver iron concentration. NTDT is a genetic blood disorder in which patients may accumulate excess iron in the body.

•
New data from the ENESTnd clinical trial continued to show the superiority of Tasigna even to Glivec as a first-line treatment for adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). The data showed that significantly more patients achieved complete molecular response (32% taking Tasigna 300 mg twice daily versus 15% taking Glivec 400 mg once daily), and fewer patients progressed to advanced phase and blast crisis stages of disease compared to Glivec, leading to a significantly lower number of CML-related deaths in patients taking Tasigna versus Glivec.

•
Results from ENESTcmr, the first exploratory randomized trial to investigate the impact of switching adult patients with Ph+ CML who have residual disease after at least two years of treatment with Glivec to Tasigna, showed that 23% of patients switched to Tasigna achieved undetectable levels of Bcr-Abl within 12 months compared to 11% who continued on Glivec. The study also showed a two-fold difference in confirmed undetectable complete molecular response for 13% of patients on Tasigna versus 6% of patients on Glivec, though statistical significance was not achieved (p=0.108).

•
Additional results from two pivotal Phase III trials for INC424 (ruxolitinib) showed promise for the treatment of myelofibrosis, a life-threatening blood cancer. The results from COMFORT-II showed a substantial improvement in patient-reported health-related quality of life and myelofibrosis symptoms for patients receiving INC424, but remained the same or worsened for patients receiving best available therapy. Additionally, in the COMFORT-I survival analysis, INC424 demonstrated an early overall survival advantage over placebo.

•
The Phase III trial GRANITE-1, which examined the efficacy and safety of everolimus versus placebo, plus best supportive care (BSC), in patients with advanced gastric cancer did not meet the primary endpoint of overall survival. Study results presented at the American Society of Clinical Oncology’s 2012 Gastrointestinal Cancers Symposium showed that patients lived a median of 5.39 months when treated with everolimus plus BSC versus 4.34 months for those who received placebo plus BSC (p=0.12). The safety profile was consistent with previous studies of everolimus in the oncology setting.

•
In late December, following the seventh interim review of data from the ALTITUDE study with Tekturna/Rasilez (aliskiren), Novartis decided to terminate the trial based on the recommendation of the independent Data Monitoring Committee (DMC) overseeing the study. The DMC concluded that patients were unlikely to benefit from treatment on top of standard anti-hypertensive medicines, and identified higher adverse events in patients receiving Tekturna/Rasilez in addition to standard of care in the trial. Novartis has written to healthcare professionals worldwide recommending that hypertensive patients with diabetes should not be treated with Tekturna/Rasilez, or combination products containing aliskiren, if they are also receiving an angiotensin-converting enzyme (ACE) inhibitors or angiotensin receptor blocker (ARB). As an additional precautionary measure, Novartis has ceased promotion of Tekturna/Rasilez-based products for use in combination with an ACE or ARB.

•
In January, Sandoz announced two Phase III clinical trials for daily filgrastim (generic Neupogen®) and once-per-cycle pegfilgrastim (generic Neulasta®) in breast cancer patients eligible for myelosuppressive chemotherapy treatment, underlining its global leadership position in the biosimilars segment. Sandoz’s filgrastim biosimilar is already marketed under the brand name Zarzio in more than 30 countries outside the US, and this study is expected to support extension of commercialization to the US. The pegfilgrastim study represents the next major step in the Sandoz global biosimilar development program, which aims to create the number one overall granulocyte colony-stimulating factor (G-CSF) franchise worldwide.

Portfolio management

•	As part of our ongoing focus on pipeline prioritization, Novartis terminated the development of PRT128 (elinogrel), an investigational intravenous and oral anti-clotting medication.

•
Additionally, Novartis will not pursue further clinical development with SMC021 in osteoporosis and osteoarthritis, as Phase III studies showed that while SMC021 displayed a favorable safety profile, it failed to meet key efficacy endpoints.

A full pipeline update can be found on our website at http://www.novartis.com.

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “planned,” “expected,” “will,” “potential,” “pipeline,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including the potential outcomes of our ongoing discussions with health authorities concerning Rasilez/Tekturna® as a result of the ALTITUDE study, and including the outcome of health authority reviews of the benefits and risks of Gilenya®; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data, including any potential new analyses of the ALTITUDE study which may occur; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of the shutdown of the OTC manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis has issued its annual report today, and it is available on its website at www.novartis.com. Novartis will also today file its annual report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates

February 23, 2012                              Annual General Meeting
April 24, 2012                                    First quarter results 2012
July 19, 2012                                      Second quarter and first half results 2012
October 19, 2012                               Third quarter results 2012

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Fourth quarter  (unaudited)

	Q4 2011 USD m	Q4 2010 USD m	Change USD m

Net sales	14 781	14 199	582

Other revenues	215	265	-50

Cost of Goods Sold	-5 118	-4 524	-594

Gross profit	9 878	9 940	-62

Marketing & Sales	-3 999	-3 990	-9

Research & Development	-2 523	-2 592	69

General & Administration	-804	-794	-10

Other income	90	568	-478

Other expense	-1 325	-665	-660

Operating income	1 317	2 467	-1 150

Income from associated companies	130	175	-45

Interest expense	-174	-196	22

Other financial income and expense	-12	-26	14

Income before taxes	1 261	2 420	-1 159

Taxes	-51	-155	104

Net income	1 210	2 265	-1 055

Attributable to:
Shareholders of Novartis AG	1 175	2 169	-994

Non-controlling interests	35	96	-61

Average number of shares outstanding – Basic (million)	2 412.6	2 289.8	122.8

Basic earnings per share (USD)[1]	0.49	0.95	-0.46

Average number of shares outstanding – Diluted (million)	2 436.8	2 307.0	129.8

Diluted earnings per share (USD)[1]	0.48	0.94	-0.46

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements

Full year  (audited)

	FY 2011 USD m	FY 2010 USD m	Change USD m

Net sales	58 566	50 624	7 942

Other revenues	809	937	-128

Cost of Goods Sold	-18 983	-14 488	-4 495

Gross profit	40 392	37 073	3 319

Marketing & Sales	-15 079	-13 316	-1 763

Research & Development	-9 583	-9 070	-513

General & Administration	-2 970	-2 481	-489

Other income	1 354	1 234	120

Other expense	-3 116	-1 914	-1 202

Operating income	10 998	11 526	-528

Income from associated companies	528	804	-276

Interest expense	-751	-692	-59

Other financial income and expense	-2	64	-66

Income before taxes	10 773	11 702	-929

Taxes	-1 528	-1 733	205

Net income	9 245	9 969	-724

Attributable to:
Shareholders of Novartis AG	9 113	9 794	-681

Non-controlling interests	132	175	-43

Average number of shares outstanding – Basic (million)	2 382.5	2 285.7	96.8

Basic earnings per share (USD)[1]	3.83	4.28	-0.45

Average number of shares outstanding – Diluted (million)	2 413.4	2 300.8	112.6

Diluted earnings per share (USD)[1]	3.78	4.26	-0.48

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income

Fourth quarter  (unaudited)

	Q4 2011 USD m	Q4 2010 USD m	Change USD m

Net income	1 210	2 265	-1 055

Fair value adjustments on financial instruments, net of taxes	-6	-52	46

Net actuarial gains from defined benefit plans, net of taxes	51	752	-701

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	4	-7	11

Translation effects	-928	427	-1 355

Comprehensive income	331	3 385	-3 054

Attributable to:
Shareholders of Novartis AG	290	3 299	-3 009

Non-controlling interests	41	86	-45

Full year  (audited)

	FY 2011 USD m	FY 2010 USD m	Change USD m

Net income	9 245	9 969	-724

Fair value adjustments on financial instruments, net of taxes	21	-33	54

Net actuarial losses from defined benefit plans, net of taxes	-1 421	-685	-736

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	1	-94	95

Translation effects	-559	554	-1 113

Comprehensive income	7 287	9 711	-2 424

Attributable to:
Shareholders of Novartis AG	7 171	9 524	-2 353

Non-controlling interests	116	187	-71

Condensed consolidated balance sheets  (audited)

	Dec 31, 2011 USD m	Dec 31, 2010 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	15 627	15 840	-213

Goodwill	29 943	29 692	251

Intangible assets other than goodwill	31 969	35 231	-3 262

Financial and other non-current assets	15 873	15 870	3

Total non-current assets	93 412	96 633	-3 221

Current assets
Inventories	5 930	6 093	-163

Trade receivables	10 323	9 873	450

Other current assets	2 756	2 585	171

Cash, short-term deposits and marketable securities	5 075	8 134	-3 059

Total current assets	24 084	26 685	-2 601

Total assets	117 496	123 318	-5 822

Equity and liabilities
Total equity	65 940	69 769	-3 829

Non-current liabilities
Financial debts	13 855	14 360	-505

Other non-current liabilities	14 553	14 531	22

Total non-current liabilities	28 408	28 891	-483

Current liabilities
Trade payables	4 989	4 788	201

Financial debts and derivatives	6 374	8 627	-2 253

Other current liabilities	11 785	11 243	542

Total current liabilities	23 148	24 658	-1 510

Total liabilities	51 556	53 549	-1 993

Total equity and liabilities	117 496	123 318	-5 822

Condensed consolidated changes in equity

Fourth quarter  (unaudited)

	Q4 2011 USD m	Q4 2010 USD m	Change USD m

Consolidated equity at October 1	66 142	66 218	-76

Comprehensive income	331	3 385	-3 054

Purchase of treasury shares, net	-688	-82	-606

Equity-based compensation	208	174	34

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values	-21	-96	75

Impact of change of ownership of consolidated entities		-74	74

Change in non-controlling interests	-32	244	-276

Consolidated equity at December 31	65 940	69 769	-3 829

Full year  (audited)

	FY 2011 USD m	FY 2010 USD m	Change USD m

Consolidated equity at January 1	69 769	57 462	12 307

Comprehensive income	7 287	9 711	-2 424

Purchase/sale of treasury shares, net	-3 460	342	-3 802

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.	9 163		9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values	-5 664	-96	-5 568

Impact of change of ownership of consolidated entities		-74	74

Equity-based compensation	806	599	207

Dividends	-5 368	-4 486	-882

Change in non-controlling interests	-6 593	6 311	-12 904

Consolidated equity at December 31	65 940	69 769	-3 829

Condensed consolidated cash flow statements

Fourth quarter  (unaudited)

	Q4 2011 USD m	Q4 2010 USD m	Change USD m

Net income	1 210	2 265	-1 055

Reversal of non-cash items
Taxes	51	155	-104

Depreciation, amortization and impairments	1 965	914	1 051

Change in provisions and other non-current liabilities	440	381	59

Net financial income	186	222	-36

Other	102	-365	467

Net income adjusted for non-cash items	3 954	3 572	382

Interest and other financial receipts	22	22	0

Interest and other financial payments	34	-232	266

Taxes paid	-670	-530	-140

Cash flows before working capital changes	3 340	2 832	508

Payments out of provisions and other net cash movements in non-current liabilities	-380	-570	190

Change in net current assets and other operating cash flow items	1 762	2 315	-553

Cash flows from operating activities	4 722	4 577	145

Purchase of property, plant & equipment	-785	-673	-112

Purchase of intangible, financial and other non-current assets	-75	-210	135

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	47	486	-439

Change in marketable securities and investment in associated companies	-11	-190	179

Cash flows used in investing activities	-824	-587	-237

Change in current and non-current financial debts	-3 449	-3 979	530

Treasury share transactions	-692	-38	-654

Acquisition of Alcon non-controlling interests		-32	32

Other financing cash flows	-79	-11	-68

Cash flows used in financing activities	-4 220	-4 060	-160

Translation effect on cash and cash equivalents	-55	3	-58

Change in cash and cash equivalents	-377	-67	-310

Cash and cash equivalents at October 1	4 086	5 386	-1 300

Cash and cash equivalents at December 31	3 709	5 319	-1 610

Condensed consolidated cash flow statements

Full year  (audited)

	FY 2011 USD m	FY 2010 USD m	Change USD m

Net income	9 245	9 969	-724

Reversal of non-cash items
Taxes	1 528	1 733	-205

Depreciation, amortization and impairments	5 981	3 577	2 404

Change in provisions and other non-current liabilities	1 295	802	493

Net financial income	753	628	125

Other	-257	-578	321

Net income adjusted for non-cash items	18 545	16 131	2 414

Interest and other financial receipts	470	741	-271

Interest and other financial payments	-687	-670	-17

Taxes paid	-2 435	-2 616	181

Cash flows before working capital changes	15 893	13 586	2 307

Payments out of provisions and other net cash movements in non-current liabilities	-1 471	-1 281	-190

Change in net current assets and other operating cash flow items	-113	1 762	-1 875

Cash flows from operating activities	14 309	14 067	242

Purchase of property, plant & equipment	-2 167	-1 678	-489

Purchase of intangible, financial and other non-current assets	-407	-693	286

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	768	650	118

Acquisitions and divestments of businesses	-569	-26 666	26 097

Change in marketable securities and investment in associated companies	1 583	12 631	-11 048

Cash flows used in investing activities	-792	-15 756	14 964

Change in current and non-current financial debts	-2 801	8 279	-11 080

Dividends paid to shareholders of Novartis AG	-5 368	-4 486	-882

Treasury share transactions	-3 469	400	-3 869

Acquisition of Alcon non-controlling interests	-3 187	-32	-3 155

Other financing cash flows	-199	-45	-154

Cash flows used in / from financing activities	-15 024	4 116	-19 140

Translation effect on cash and cash equivalents	-103	-2	-101

Change in cash and cash equivalents	-1 610	2 425	-4 035

Cash and cash equivalents at January 1	5 319	2 894	2 425

Cash and cash equivalents at December 31	3 709	5 319	-1 610

Notes to the Condensed Interim Consolidated Financial Statements for the three- and twelve-month period ended December 31, 2011

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and twelve-month period ended December 31, 2011, were prepared in accordance with International Accounting Standard 34 InterimFinancial Reporting and accounting policies set out in the 2011 Annual Report published on January 25, 2012.

The segmental consolidated income statement data has been restated in 2010 to reflect the new divisional allocation of activities after the merger of Alcon into the Novartis Group.

With the formation of the new Alcon Division within the Novartis Group, all CIBA Vision activities are transferred from the Consumer Health Division to the newly created Alcon Division and certain Novartis ophthalmology products are transferred from the Pharmaceuticals Division to Alcon. Falcon, the US generics activities of Alcon, Inc. is transferred to the Sandoz Division and certain costs incurred for the former Consumer Health Division headquarters are transferred to Corporate. Furthermore, Corporate R&D activities have been transferred to the Pharmaceuticals Division.

The impact of these restatements do not change the Group’s previously released total consolidated income statement data.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2011 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 4 and 11 of the 2011 Annual Report, investments in associated companies and intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results. The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

The following significant transactions occurred during 2011 and 2010:

Significant Transactions

Alcon majority control in 2010; full ownership and merger in 2011

 On August 25, 2010 Novartis completed the acquisition of a further 52% interest in Alcon, Inc. (Alcon) following on from the January 4, 2010 announcement that Novartis had exercised its call option to acquire Nestlé’s remaining 52% Alcon interest for approximately USD 28.3 billion or USD 180 per share. This increased the interest in Alcon to a 77% controlling interest as Novartis had already acquired an initial 25% Alcon interest from Nestlé for USD 10.4 billion or USD 143 per share in July 2008. The overall purchase price for the 77% interest in Alcon of USD 38.7 billion included certain adjustments for Alcon dividends and interest due.

On December 14, 2010 Novartis entered into a definitive agreement to merge Alcon into Novartis in consideration for Novartis shares and a Contingent Value Amount (CVA).The acquisition of the remaining outstanding non-controlling interests in Alcon were separate transactions following the previous acquisition of majority ownership in Alcon by Novartis in 2010. On April 8, 2011 a Novartis Extraordinary General Meeting approved the merger with Alcon, Inc. creating the Alcon Division which became the fifth reported segment in Novartis’ strategically diversified healthcare portfolio. The Extraordinary General Meeting also authorized the issuance of 108 million new shares.

Alcon shareholders received 2.9228 Novartis shares (which included a dividend adjustment) and USD 8.20 in cash for each share of Alcon, resulting in a total consideration of USD 168.00 per share.

Following the change in majority control of Alcon in 2010, it was required for Novartis to reassess the fair value of the initial 25% non-controlling interest in Alcon it acquired from Nestlé in 2008. As the estimated fair value of the initial non-controlling interest exceeded the recorded book value of the initial non-controlling interest Novartis recorded a revaluation gain. After adjusting for accumulated losses recorded in the Group’s consolidated statement of comprehensive income since the initial 25% interest in Alcon was acquired in July 2008, a net amount of USD 335 million was recorded as a gain under “Income from Associated Companies”.

After the acquisition of majority ownership in Alcon, Inc. on August 25, 2010, Alcon contributed in 2010 net sales USD 2.4 billion and operating income of USD 323 million to the consolidated income statement.

During 2011, prior to the merger of Alcon, Inc. into Novartis AG on April 8, 4.8% of the non-controlling interests in Alcon, Inc. were acquired for USD 2.4 billion.

Completion of the acquisition of the outstanding 18.6% on April 8, 2011 and subsequent merger, resulted in the issuance of Novartis shares with a fair value of USD 9.2 billion and a contingent value payment of USD 0.5 billion.

The final purchase price allocation was completed in 2011 and resulted in a fair value of net identifiable assets of USD 27.0 billion and goodwill of USD 18.0 billion. Also, the excess of the value exchanged for these 2011 transactions over the recorded value of the non-controlling interest together with merger related transaction costs also resulted in a reduction in equity of USD 5.7 billion.

The accounting for these transactions is explained in more detail in note 1, 2 and 24 to the Group’s consolidated financial statements.

Pharmaceuticals – acquisition of Genoptix, Inc.

 On March 7, 2011 Novartis completed the acquisition of Genoptix, Inc., a specialized laboratory providing personalized diagnostic services to community-based hematologists and oncologists. Genoptix employed approximately 500 people and became part of the Novartis Molecular Diagnostics unit within the Pharmaceuticals Division.

The acquisition in cash of 100% of the shares of Genoptix totaled USD 458 million, excluding the USD 24 million of cash acquired. The final purchase price allocation resulted in net identified assets of USD 237 million and goodwill of USD 221 million. Results of operations since the acquisition date were not material.

Vaccines and Diagnostics – acquisition of Zhejiang Tianyuan

 On March 22, 2011 Novartis completed the acquisition in cash of an 85% stake in the Chinese vaccines company, Zhejiang Tianyuan Bio-Pharmaceutical Co. Ltd. The acquisition provides Novartis with an expanded presence in the Chinese vaccines market and is expected to facilitate the introduction of additional Novartis vaccines into China. The total amount paid for the 85% interest was USD 194 million, excluding USD 39 million of cash acquired. The final purchase price allocation resulted in net identified assets of USD 131 million and goodwill of USD 82 million. Non-controlling interests have increased by USD 19 million from this transaction. Results of operations since the acquisition date were not material.

Pharmaceuticals – divestment of Elidel®

 On May 11, 2011 Novartis completed the divestment of Elidel® Cream 1% to Meda Pharma Sarl and Novartis received an upfront payment of USD 420 million and recognized a gain of USD 324 million in “Other Income”.

4. Principal currency translation rates

Fourth quarter

	Average rates Q4 2011 USD	Average rates Q4 2010 USD	Period-end rates Dec 31, 2011 USD	Period-end rates Dec 31, 2010 USD

1 CHF	1.096	1.027	1.064	1.063

1 EUR	1.348	1.359	1.294	1.324

1 GBP	1.572	1.581	1.543	1.552

100 JPY	1.293	1.212	1.289	1.227

Full year

	Average rates FY 2011 USD	Average rates FY 2010 USD	Period-end rates Dec 31, 2011 USD	Period-end rates Dec 31, 2010 USD

1 CHF	1.130	0.961	1.064	1.063

1 EUR	1.392	1.327	1.294	1.324

1 GBP	1.603	1.546	1.543	1.552

100 JPY	1.255	1.141	1.289	1.227

5. Consolidated income statements  (2010 restated) – Segmentation – Fourth quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m

Net sales to third parties	8 313	7 970	2 425	2 285	2 294	2 420	671	361	1 078	1 163			14 781	14 199

Sales to other segments	51	42	15	4	85	68	15	11	3	3	-169	-128

Net sales of segments	8 364	8 012	2 440	2 289	2 379	2 488	686	372	1 081	1 166	-169	-128	14 781	14 199

Other revenues	122	119	12	9	2	6	75	121	9	11	-5	-1	215	265

Cost of Goods Sold	-1 960	-1 438	-1 140	-983	-1 320	-1 407	-424	-393	-467	-428	193	125	-5 118	-4 524

Gross profit	6 526	6 693	1 312	1 315	1 061	1 087	337	100	623	749	19	-4	9 878	9 940

Marketing & Sales	-2 416	-2 394	-648	-643	-402	-401	-102	-90	-436	-464	5	2	-3 999	-3 990

Research & Development	-1 981	-1 958	-237	-222	-93	-203	-137	-138	-75	-71			-2 523	-2 592

General & Administration	-283	-280	-127	-137	-98	-95	-46	-42	-75	-83	-175	-157	-804	-794

Other income	41	470	5	4	23	23	5	8	4	5	12	58	90	568

Other expense	-1 062	-330	-69	-9	-97	-119	-15	-91	-14	-12	-68	-104	-1 325	-665

Operating income	825	2 201	236	308	394	292	42	-253	27	124	-207	-205	1 317	2 467

as % of net sales	9.9%	27.6%	9.7%	13.5%	17.2%	12.1%	6.3%	-70.1%	2.5%	10.7%			8.9%	17.4%

Income from associated companies	-1					1	-1	7			132	167	130	175

Interest expense													-174	-196

Other financial income and expense													-12	-26

Income before taxes													1 261	2 420

Taxes													-51	-155

Net income													1 210	2 265

Consolidated income statements  (2010 restated) – Segmentation – Full year  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m

Net sales to third parties	32 508	30 306	9 958	4 446	9 473	8 592	1 996	2 918	4 631	4 362			58 566	50 624

Sales to other segments	244	157	22	14	319	267	73	60	15	35	-673	-533

Net sales of segments	32 752	30 463	9 980	4 460	9 792	8 859	2 069	2 978	4 646	4 397	-673	-533	58 566	50 624

Other revenues	453	422	43	34	9	16	295	433	24	34	-15	-2	809	937

Cost of Goods Sold	-6 573	-5 272	-4 566	-1 760	-5 445	-4 878	-1 410	-1 551	-1 735	-1 560	746	533	-18 983	-14 488

Gross profit	26 632	25 613	5 457	2 734	4 356	3 997	954	1 860	2 935	2 871	58	-2	40 392	37 073

Marketing & Sales	-8 929	-8 663	-2 537	-1 299	-1 591	-1 450	-363	-338	-1 674	-1 569	15	3	-15 079	-13 316

Research & Development	-7 232	-7 276	-892	-352	-640	-658	-523	-523	-296	-261			-9 583	-9 070

General & Administration	-1 047	-919	-509	-255	-369	-350	-150	-149	-291	-269	-604	-539	-2 970	-2 481

Other income	697	687	262	7	88	77	18	35	91	38	198	390	1 354	1 234

Other expense	-1 825	-971	-309	-39	-422	-295	-185	-273	-38	-32	-337	-304	-3 116	-1 914

Operating income	8 296	8 471	1 472	796	1 422	1 321	-249	612	727	778	-670	-452	10 998	11 526

as % of net sales	25.5%	28.0%	14.8%	17.9%	15.0%	15.4%	-12.5%	21.0%	15.7%	17.8%			18.8%	22.8%

Income from associated companies	-3	-16			4	3	2	7			525	810	528	804

Interest expense													-751	-692

Other financial income and expense													-2	64

Income before taxes													10 773	11 702

Taxes													-1 528	-1 733

Net income													9 245	9 969

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings, including governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts sometimes do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2011 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2011 Annual Report and includes information as of January 24, 2012:

SDNY Investigation
 In Q42011, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the US Attorney’s Office (USAO) for the Southern District of New York (SDNY) requesting the production of documents relating to marketing practices, including the remuneration of healthcare providers in connection with three NPC products (Lotrel, Starlix and Valturna). NPC is cooperating with the investigation which is civil and criminal in nature.

EC dawn raid at Sandoz Netherlands and Sandoz Germany
 In 2008, the European Commission (EC) conducted a dawn raid at Sandoz’ offices in Holzkirchen, Germany, which was part of the EC sector inquiry. On July 6, 2010, the EC, together with the Dutch and German competition authorities, conducted a follow-up dawn raid at the Dutch and German offices of Sandoz. The EC’s investigation focuses on allegations that Sandoz and/or its affiliates may have engaged in anti-competitive practices with respect to Fentanyl or other products in coordination with other pharmaceutical companies since 2005. On October 7, 2011, the EC informed Sandoz that it will formally initiate proceedings removing the national competition authorities’ competence to investigate this case. The EC’s decision was made public in Q42011. Sandoz is cooperating with the EC.

Zometa/Aredia product liability litigation
 NPC together with other Novartis subsidiaries are defendants in more than 720 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

There were four jury trials so far. The first trial began in Montana state court in October 2009 and resulted in a plaintiff’s verdict which NPC appealed to the Montana Supreme Court. On December 30, 2010, the Montana Supreme Court affirmed the trial court’s verdict. On March 30, 2011, NPC filed a petition for review with the US Supreme Court. On May 31, 2011, NPC was informed that the US Supreme Court decided not to take this case. The second trial took place in September and October 2010 in a New Jersey state court and resulted in a defense verdict in favor of NPC. This verdict is currently on appeal. The third trial took place in November 2010 in the US District Court for the Middle District of North Carolina and resulted in a plaintiffs’ verdict. NPC filed an appeal against this verdict which is pending. The fourth trial took place in May 2011 in the US District Court for the Eastern District of New York and resulted in a defense verdict in favor of NPC. This verdict is also currently on appeal. Multiple trials are currently scheduled throughout the first half of 2012. The first trial began in the District Court for the Western District of Kentucky on January 9, 2012. The second trial began in the District Court for the Eastern District of Missouri on January 23, 2012.

Average Wholesale Price litigation
 Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) and “best price”, respectively, which are, or have been, used by the US federal and state governments in the calculation of Medicare reimbursements and Medicaid rebates.

In Q2, 2011, Sandoz Inc. (Sandoz) reached an agreement in principle to settle with the relator Ven-A-Care of the Florida Keys (VAC) the pending AWP action brought on behalf of the US Government as well as the AWP cases brought by the States of California and Florida for a total amount of USD 150 million. On November 3, 2011, the written settlement agreement was executed by all parties and the payment of the settlement amount, which had been fully provisioned for as of the end of Q22011, was made in Q4 of 2011.

On October 12, 2011, plaintiffs offered to settle the New York City, New York Counties, Erie, Oswego, Schenectady and Iowa cases for USD 25 million. Sandoz has agreed in principle and the terms of the settlement are currently being negotiated with plaintiffs. The settlement amount was fully provisioned for at the end of Q42011.

Lucentis patent litigation
 Novartis has been sued by and has sued MedImmune in several European countries, including the United Kingdom, Germany, Switzerland, France and the Netherlands. MedImmune alleges that the sale of Lucentis in these countries infringes its patents and its rights under its Supplementary Protection Certificates (SPC). In the UK, a trial took place in May 2011. On July 5, 2011, the UK court issued its decision and held that Novartis did not infringe MedImmune’s patents and that MedImmune’s patents were invalid. MedImmune has filed an appeal against this decision. In Germany, the infringement trial took place on October 18, 2011. On November 10, 2011, the German court ruled that the import and sale of Lucentis infringes MedImmune’s patent and rights under its SPC in Germany. This decision is being appealed.

Wage and hour litigation
 Certain pharmaceutical sales representatives filed suit in a state court in California and in the US District Court for the SDNY against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as “exempt” employees, and by failing to pay overtime compensation. These actions are part of a number of lawsuits pending against pharmaceutical companies that challenge the industry’s long-term practice of treating pharmaceutical sales representatives as salaried employees. After the California state court action had been removed to the US District Court for the Central District of California, these collective and class action lawsuits were consolidated in the US District Court for the SDNY for coordinated pre-trial proceedings. A class was certified. In January 2009, after the case had been bifurcated into a liability and a damages phase, the US District Court for the SDNY granted NPC’s summary judgment motion holding that NPC’s pharmaceutical sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs appealed that judgment to the US Court of Appeals for the Second Circuit (Second Circuit). Amicus briefs supporting plaintiffs’ position were filed by the National Employment Lawyers Association and by the US Department of Labor, and the US Chamber of Commerce filed a brief in support of NPC. On July 6, 2010, the Second Circuit vacated the judgment of the lower court. On October 4, 2010, NPC filed its petition for a writ of certiorari with the US Supreme Court. Amicus briefs in support of NPC’s certiorari petition were filed on November 5, 2010, by the US Chamber of Commerce and Pharmaceutical Research and Manufacturers of America (PhRMA). On February 28, 2011, NPC was informed that the US Supreme Court decided not to take this case. The case has been remanded to the US District Court for the SDNY for pre-trial proceedings relating to damages. NPC has agreed with the plaintiffs to end the ongoing proceedings and provide a payment of up to USD 99 million for eligible class members. This settlement resolves the wage and hour claims brought in 2006, as well as additional wage and hour claims covering a more recent time period. The agreement is subject to certain conditions, including final court approval.

Supplementary information

Non-IFRS disclosures
 Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Key supplementary information is produced below, however, additional information regarding detailed reconciliations from IFRS to core results and sales by products and regions is available at www.novartis.com/investors.

Condensed consolidated changes in net debt/liquidity  (unaudited)

Fourth quarter

	Q4 2011 USD m	Q4 2010 USD m

Change in cash and cash equivalents	-377	-67

Change in marketable securities, financial debt and financial derivatives	3 545	4 182

Change in net debt/liquidity	3 168	4 115

Net debt/liquidity at October 1	-18 322	-18 968

Net debt at December 31	-15 154	-14 853

Full year

	FY 2011 USD m	FY 2010 USD m

Change in cash and cash equivalents	-1 610	2 425

Change in marketable securities, financial debt and financial derivatives	1 309	-20 739

Change in net debt/liquidity	-301	-18 314

Net debt/liquidity at January 1	-14 853	3 461

Net debt at December 31	-15 154	-14 853

Components of net debt

	FY 2011 USD m	FY 2010 USD m

Current financial debts and derivative financial instruments	-6 374	-8 627

Non-current financial debts	-13 855	-14 360

Less liquidity:

Cash and cash equivalents	3 709	5 319

Marketable securities and derivative financial instruments	1 366	2 815

Net debt at December 31	-15 154	-14 853

Free cash flow  (unaudited)

Fourth quarter

	Q4 2011 USD m	Q4 2010 USD m	Change USD m

Cash flows from operating activities	4 722	4 577	145

Purchase of property, plant & equipment	-785	-673	-112

Purchase of intangible, financial and other non-current assets	-75	-210	135

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	47	486	-439

Free cash flow	3 909	4 180	-271

Full year

	FY 2011 USD m	FY 2010 USD m	Change USD m

Cash flows from operating activities	14 309	14 067	242

Purchase of property, plant & equipment	-2 167	-1 678	-489

Purchase of intangible, financial and other non-current assets	-407	-693	286

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	768	650	118

Free cash flow	12 503	12 346	157

Share information (unaudited)

	Dec 31, 2011	Dec 31, 2010

Number of shares outstanding (million)	2 406.7	2 289.4

Registered share price (CHF)	53.70	54.95

ADS price (USD)	57.17	58.95

Market capitalization (USD billion)	137.5	133.7

Market capitalization (CHF billion)	129.2	125.8

Summary of equity movements (unaudited)

	Number of shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2011	2010	Change	FY 2011 USD m	FY 2010 USD m	Change USD m

Balance at beginning of year	2 289	2 274	15	63 196	57 387	5 809

Shares issued in connection with the merger with Alcon	108		108	6 009		6 009

Treasury shares exchanged in connection with the merger with Alcon	57		57	3 154		3 154

Excess of the purchase price for acquiring non-controlling interest compared to the recorded amounts and other impacts of change of ownership in consolidated entities				-5 664	-170	-5 494

Share buy-backs:

Shares acquired to be held in Group Treasury	-21		-21	-1 131	-18	-1 113

Shares acquired to be cancelled	-39		-39	-2 360		-2 360

Other treasury shares movements	13	15	-2	837	959	-122

Dividends				-5 368	-4 486	-882

Net income of the year attributable to shareholders of Novartis AG				9 113	9 794	-681

Other comprehensive income attributable to shareholders of Novartis AG				-1 942	-270	-1 672

Balance at end of year	2 407	2 289	118	65 844	63 196	2 648

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

CORE RESULTS -  (2010 restated)
Reconciliation from IFRS results to core results – Group – Fourth quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m	Q4 2011 USD m	Q4 2010 USD m

Operating income	825	2 201	236	308	394	292	42	-253	27	124	-207	-205	1 317	2 467

Amortization of intangible assets	100	125	477	33	95	73	55	57	14	14	1		742	302

Impairments

Intangible assets	358	141	1		7	1			10	6			376	148

Property, plant & equipment - manufacturing sites[1]								14						14

Other property, plant & equipment	377	-1				-2	1		2				380	-3

Financial assets		25	4				2	23			19	9	25	57

Total impairment charges	735	165	5		7	-1	3	37	12	6	19	9	781	216

Acquisition-related items

- Gains

- Expenses			61	377		6						3	61	386

Total acquisition-related items, net			61	377		6						3	61	386

Exceptional items

Exceptional divestment gains	4	-392											4	-392

Swiss restructuring expenses[1]	202								5				207

Restructuring expenses - non-Swiss manufacturing sites[1]	18	11	15		3		1	38	2				39	49

Other restructuring expenses	54	74			-11	49			-1				42	123

Legal-related items

- Expense		3	1		26								27	3

Other exceptional income			1		-106						-85		-190

Other exceptional expense	351								107		62	12	520	12

Total exceptional items	629	-304	17		-88	49	1	38	113		-23	12	649	-205

Total adjustments	1 464	-14	560	410	14	127	59	132	139	20	-3	24	2 233	699

Core operating income	2 289	2 187	796	718	408	419	101	-121	166	144	-210	-181	3 550	3 166

as % of net sales	27.5%	27.4%	32.8%	31.4%	17.8%	17.3%	15.1%	-33.5%	15.4%	12.4%			24.0%	22.3%

Income from associated companies	-1					1	-1	7			132	167	130	175

Core adjustments to income from associated companies, net of tax													61	-7

Interest expense													-174	-196

Other financial income and expense													-12	-26

Taxes (adjusted for above items)													-544	-309

Core net income													3 011	2 803

Core net income attributable to shareholders													2 977	2 620

Core EPS (USD)													1.23	1.14

[1] Related to the Group-wide rationalization of manufacturing sites (Swiss portion amounts to approximately USD 53 million)

CORE RESULTS -  (2010 restated)
Reconciliation from IFRS results to core results – Group –Full year (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m	FY 2011 USD m	FY 2010 USD m

Operating income	8 296	8 471	1 472	796	1 422	1 321	-249	612	727	778	-670	-452	10 998	11 526

Amortization of intangible assets	423	457	1 928	65	383	293	231	259	59	61	4		3 028	1 135

Impairments

Intangible assets	552	796	20		25	11	8		14	6			619	813

Property, plant & equipment - manufacturing sites[1]	12		5					14					17	14

Other property, plant & equipment	391	-4			1		2		2				396	-4

Financial assets	30	41	4				135	98			23	19	192	158

Total impairment charges	985	833	29		26	11	145	112	16	6	23	19	1 224	981

Acquisition-related items

- Gains	-81		-21										-102

- Expenses			233	489		12	5				12	99	250	600

Total acquisition-related items, net	-81		212	489		12	5				12	99	148	600

Exceptional items

Exceptional divestment gains	-334	-425							-44				-378	-425

Swiss restructuring expenses[1]	249								5				254

Restructuring expenses - non-Swiss manufacturing sites[1]	90	11	52		3		3	38	4				152	49

Other restructuring expenses	81	100			-11	49			-1				69	149

Legal-related items

- Income	-100	-42	-229										-329	-42

- Expense	80	181	45		204	56		45					329	282

Swiss pension curtailment gain												-265		-265

Other exceptional income			-17		-106						-85		-208

Other exceptional expense	351								107		164	16	622	16

Total exceptional items	417	-175	-149		90	105	3	83	71		79	-249	511	-236

Total adjustments	1 744	1 115	2 020	554	499	421	384	454	146	67	118	-131	4 911	2 480

Core operating income	10 040	9 586	3 492	1 350	1 921	1 742	135	1 066	873	845	-552	-583	15 909	14 006

as % of net sales	30.9%	31.6%	35.1%	30.4%	20.3%	20.3%	6.8%	36.5%	18.9%	19.4%			27.2%	27.7%

Income from associated companies	-3	-16			4	3	2	7			525	810	528	804

Core adjustments to income from associated companies, net of tax													251	237

Interest expense													-751	-692

Other financial income and expense													-2	64

Taxes (adjusted for above items)													-2 445	-2 390

Core net income													13 490	12 029

Core net income attributable to shareholders													13 273	11 767

Core EPS (USD)													5.57	5.15

[1] Related to the Group-wide rationalization of manufacturing sites (Swiss portion amounts to approximately USD 100 million)

Overview of Group results  (unaudited)

Fourth quarter and full year

	Q4 2011 USD m	Q4 2010 USD m	% USD	change cc	FY 2011 USD m	FY 2010 USD m	% USD	change cc

Net Sales	14 781	14 199	4	5	58 566	50 624	16	12

Divisional operating income	1 524	2 672	-43	-35	11 668	11 978	-3	2

Corporate income & expense, net	-207	-205	1	-4	-670	-452	48	34

Group operating income	1 317	2 467	-47	-38	10 998	11 526	-5	1

as % of net sales	8.9	17.4			18.8	22.8

Income from associated companies	130	175	-26	-26	528	804	-34	-34

Interest expense	-174	-196	-11	-9	-751	-692	9	5

Other financial income and expense	-12	-26	-54	-35	-2	64	-103	-140

Tax	-51	-155	-67	-63	-1 528	-1 733	-12	-6

Net income	1 210	2 265	-47	-37	9 245	9 969	-7	-2

EPS (USD)	0.49	0.95	-48	-40	3.83	4.28	-11	-5

Core operating income	3 550	3 166	12	17	15 909	14 006	14	16

as % of net sales	24.0	22.3			27.2	27.7

Core Net income	3 011	2 803	7	12	13 490	12 029	12	15

Core EPS (USD)	1.23	1.14	8	13	5.57	5.15	8	11

ALCON – Pro forma

On August 25, 2010 Novartis acquired a majority interest in Alcon, Inc. and its results have been included in the consolidated IFRS results of the Novartis Group and the Alcon segment since then (see note 2 to our consolidated financial statements for further information).

Novartis believes that the presentation of pro forma information will assist investors in their understanding of the combined companies’ operating performance by setting a base for comparison with the 2011 consolidated results of Alcon. Without these pro forma results, the Alcon 2010 restated results through August 25, 2010 would consist only of the results from CIBA Vision and those Pharmaceuticals Ophthalmics products which were transferred to Alcon. As a result, it is considered that a comparison between the 2011 Alcon results and the 2010 restated results would not be meaningful.

Therefore Novartis prepared pro forma information assuming the Alcon acquisition was completed on January 1, 2010. The pro forma information does not purport to present what the actual results of operations would have been had the transaction actually occurred on the date indicated nor does it purport to represent the actual results of operations for any future period or financial position for any future date.

The pro forma information includes the full 2010 consolidated income statement data for Alcon, Inc. from January 1, 2010 and adjusts for the impact of divestments required by regulators to approve the Alcon acquisition as well as for exceptional costs related to the acquisition of majority ownership of Alcon.

Pro forma IFRS results  (unaudited)

Fourth quarter and full year

	Q4 2011 USD m	Q4 2010 USD m	FY 2011 USD m	FY 2010 USD m

Net sales to third parties	2 425	2 277	9 949	9 031

Sales to other segments	15	4	22	14

Net sales of segments	2 440	2 281	9 971	9 045

Other revenues	12	9	43	39

Cost of Goods Sold	-1 140	-1 064	-4 561	-4 202

Gross profit	1 312	1 226	5 453	4 882

Marketing & Sales	-648	-641	-2 536	-2 359

Research & Development	-237	-222	-892	-830

General & Administration	-127	-137	-509	-510

Other income	5	4	241	7

Other expense	-69	2	-296	-9

Operating income	236	232	1 461	1 181

as % of net sales	9.7%	10.2%	14.7%	13.1%

Reconciliation from pro forma IFRS results to pro forma core results  (unaudited)

Fourth quarter and full year

	Q4 2011 USD m	Q4 2010 USD m	FY 2011 USD m	FY 2010 USD m

Core gross profit	1 796	1 706	7 385	6 780

Core operating income	796	717	3 490	3 095

The following is included in Core Gross Profit

Cost of Goods Sold	-656	-584	-2 629	-2 304

The following are core functional costs included in Core Operating Income

Research & Development	-236	-221	-869	-826

General & Administration	-124	-133	-496	-498

Other income	5	4	12	7

Other expense	3	2	-6	-9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 25, 2012	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting